Exhibit 99.1

SUNRISE NEW ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2025	As of December 31, 2024

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$19,921,398	$1,264,463
Restricted cash	7,486,988	8,096,121
Accounts receivable, net	23,305,855	28,992,149
Notes receivable	1,267,601	2,381,940
Inventories, net	30,335,511	17,660,390
Due from related parties	1,031,892	542,108
Prepaid expenses and other current assets	7,368,290	4,073,702
TOTAL CURRENT ASSETS	90,717,535	63,010,873

NON-CURRENT ASSETS
Long-term prepayments and other non-current assets	4,623,626	3,039,185
Plant, property and equipment, net	62,830,365	60,503,274
Land use rights, net	12,950,279	9,197,978
Intangible assets, net	68,250	71,909
Long-term investments, net	2,094,050	2,007,957
Finance lease right-of-use assets	2,111,135	5,191,856
TOTAL NON-CURRENT ASSETS	84,677,705	80,012,159

TOTAL ASSETS	175,395,240	143,023,032

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	39,237,197	49,959,735
Notes payable	13,629,919	16,091,959
Short-term loan	5,723,379	1,643,993
Deferred revenue	2,401,251	1,809,366
Deferred government subsidy	3,107,376	3,049,607
Due to related parties	2,445,455	4,196,805
Income taxes payable	501,041	491,745
Finance lease liabilities, current	955,703	1,603,694
Long-term loan, current	28,729,896	485,556
Long-term payables, current	1,534,909	3,231,126
Consideration payable, current	840,970	801,866
Accrued expenses and other current liabilities	10,308,798	3,391,157
TOTAL CURRENT LIABILITIES	109,415,894	86,756,609

NON-CURRENT LIABILITIES
Long-term loan, non-current	38,867,203	26,410,701
Finance lease liabilities, non-current	-	629,053
Long term payable, non-current	257,192	403,726
Consideration payable, non-current	1,388,878	1,338,719
Deferred tax liabilities, net	192,918	189,551
TOTAL NON-CURRENT LIABILITIES	40,706,191	28,971,750

TOTAL LIABILITES	150,122,085	115,728,359

COMMITMENTS AND CONTINGENCIES (Note 23)

EQUITY
Class A ordinary shares* (3,500,000,000 shares authorized; $0.0001 par value, 20,419,678 shares issued and outstanding as of June 30, 2025 and December 31, 2024)	2,041	2,041
Class B ordinary shares* (1,500,000,000 shares authorized; $0.0001 par value, 6,567,272 shares issued and outstanding as of June 30, 2025 and December 31, 2024)	657	657
Subscription receivable	-	(100,000)
Additional paid-in capital	32,420,874	32,175,698
Statutory reserves	2,481,927	2,477,940
Accumulated deficits	(43,504,510)	(42,243,463)
Accumulated other comprehensive loss	(2,360,456)	(2,577,144)
TOTAL SHAREHOLDERS’ DEFICIT ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	(10,959,467)	(10,264,271)
Non-controlling interests	36,232,622	37,558,944
TOTAL EQUITY	25,273,155	27,294,673

TOTAL LIABILITIES AND TOTAL EQUITY	$175,395,240	$143,023,032

*	Retrospectively restated for effect of share re-designation on April 8, 2024 (see Note 22).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the six months ended June 30,
	2025	2024

REVENUES, NET
Products	$27,907,475	$21,561,285
Services	59,606	721,886
Total revenues	27,967,081	22,283,171

COSTS OF REVENUES
Products	24,262,266	21,984,752
Services	6,078	281,030
Total cost of revenues	24,268,344	22,265,782

GROSS PROFIT	3,698,737	17,389

OPERATING EXPENSES
Selling expenses	495,385	361,679
General and administrative expenses	3,116,148	4,212,561
Research and development expenses	754,331	847,852
Total operating expenses	4,365,864	5,422,092

LOSS FROM OPERATIONS	(667,127)	(5,404,703)

OTHER INCOME (EXPENSES)
Investment income	47,467	84,295
Interest expense	(2,217,089)	(918,199)
Other (expense) income, net	(3,258)	217,635
Total other expenses, net	(2,172,880)	(616,269)

LOSS BEFORE INCOME TAXES	(2,840,007)	(6,020,972)

Income taxes provision	139	19,263

NET LOSS	(2,840,146)	(6,040,235)
Less: net loss attributable to non-controlling interests	(1,583,086)	(1,588,773)
NET LOSS ATTRIBUTABLE TO SUNRISE NEW ENERGY CO., LTD. ORDINARY SHAREHOLDERS	$(1,257,060)	$(4,451,462)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	473,452	(949,445)
TOTAL COMPREHENSIVE LOSS	(2,366,694)	(6,989,680)
Less: comprehensive loss attributable to non-controlling interest	(1,326,322)	(1,966,673)
COMPREHENSIVE LOSS ATTRIBUTABLE TO ORIDNARY SHAREHOLDERS OF SUNRISE NEW ENERGY CO., LTD.	$(1,040,372)	$(5,023,007)

LOSS PER SHARE
Basic and diluted - Class A and Class B ordinary shares	$(0.05)	$(0.21)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted - Class A and Class B ordinary shares	26,986,950	26,141,350

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares*								Accumulated	Total equity (deficit)
	Class A ordinary shares		Class B ordinary shares		Subscription	Additional paid-in	Statutory	Accumulated	other Comprehensive	attributable to ordinary	Non- Controlling	Total
	Shares	Amount	Shares	Amount	receivable	capital	reserves	deficits	loss	shareholders	interests	equity
Balance as of December 31, 2023	19,574,078	$1,957	6,567,272	$657	$-	$32,620,568	$2,477,940	$(30,467,027)	$(1,989,087)	$2,645,008	$8,143,570	$10,788,578
Extinguishment on redeemable non-controlling interests	-	-	-	-	-	-	-	-	-	-	35,527,114	35,527,114
Accretion on redeemable non-controlling interests	-	-	-	-	-	(983,927)	-	-	-	(983,927)	-	(983,927)
Net loss	-	-	-	-	-	-	-	(4,451,462)	-	(4,451,462)	(1,588,773)	(6,040,235)
Share-based compensation	-	-	-	-	-	607,742	-	-	-	607,742	-	607,742
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(571,545)	(571,545)	(377,900)	(949,445)
Balance as of June 30, 2024	19,574,078	$1,957	6,567,272	$657	$-	$32,244,383	$2,477,940	$(34,918,489)	$(2,560,632)	$(2,754,184)	$41,704,011	$38,949,827

Balance as of December 31, 2024	20,419,678	$2,041	6,567,272	$657	$(100,000)	$32,175,698	$2,477,940	$(42,243,463)	$(2,577,144)	$(10,264,271)	$37,558,944	$27,294,673
Collection of subscription receivable	-	-	-	-	100,000	-	-	-	-	100,000	-	100,000
Statutory reserve	-	-	-	-	-	-	3,987	(3,987)	-	-	-	-
Net loss	-	-	-	-	-	-	-	(1,257,060)	-	(1,257,060)	(1,583,086)	(2,840,146)
Share-based compensation	-	-	-	-	-	245,176	-	-	-	245,176	-	245,176
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	216,688	216,688	256,764	473,452
Balance as of June 30, 2025	20,419,678	$2,041	6,567,272	$657	$-	$32,420,874	$2,481,927	$(43,504,510)	$(2,360,456)	$(10,959,467)	$36,232,622	$25,273,155

*	Retrospectively restated for effect of share re-designation on April 8, 2024 (see Note 22).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2025	2024

Cash flows from operating activities
Net loss	$(2,840,146)	$(6,040,235)
Adjusted to reconcile net loss to cash used in operating activities
Share-based compensation	245,176	607,742
Interest expense	369,071	318,902
Depreciation and amortization	2,600,280	2,381,550
Deferred tax benefits	(221)	(223)
Investment income	(47,467)	(84,295)
Allowance for credit loss	(69,493)	-
Impairment on inventory	-	2,845,727
Amortization of right-of-use assets	308,661	310,139
Changes in operating assets and liabilities:
Accounts receivable	6,227,109	(3,981,127)
Notes receivable	1,145,232	581,834
Due from related parties	215,668	277,583
Due to related parties	(336,312)	(687,547)
Inventories	(12,217,689)	(12,710,848)
Prepaid expenses and other current assets	(3,181,116)	(1,858,646)
Accounts payable	(10,081,366)	11,987,598
Notes payable	(2,732,916)	(1,310,723)
Income taxes payable	-	19,486
Deferred revenue	894,206	254,393
Accrued expenses and other current liabilities	(375,491)	138,769
Net cash used in operating activities	(19,876,814)	(6,949,921)

Cash flows from investing activities
Purchase of plant, property and equipment	(4,998,562)	(983,157)
Purchase of land use rights	(3,644,682)	-
Loans to related parties	(689,408)	-
Repayment of loans to third parties	-	16,632
Redemption of short-term investment	-	2,371,942
Prepaid for investment	-	(66,519)
Repayment of prepaid for investment	-	706,861
Net cash (used in) provided by investing activities	(9,332,652)	2,045,759

Cash flows from financing activities
Loan from related parties		8,206,112
Repayment on loan from related parties	(1,957,919)	(6,580,215)
Proceeds from short-term loan	5,653,145	693,001
Repayment on short-term loan	(1,654,579)	(2,772,003)
Proceeds from long-term loan	41,364,476	27,761,608
Repayment on long-term loan	(346,528)	(4,158,004)
Prepayment of acquisition cost of long-term loan	-	(1,251,670)
Repayment on long-term payables	(1,885,360)	(2,557,090)
Repayment on finance lease liabilities	(1,302,622)	(1,274,358)
Proceeds from subscription receivable	100,000	-
Proceeds from advance capital contributions (Note 17)	6,894,079	-
Net cash provided by financing activities	46,864,692	18,067,381

Effect of foreign exchange rate on cash and cash equivalents	143,018	(166,046)
Net increase in cash and cash equivalents	17,798,244	12,997,173
Cash, cash equivalents and restricted cash, beginning of period	9,610,142	3,620,667
Cash, cash equivalents and restricted cash, end of period	$27,408,386	$16,617,840

Cash, cash equivalents and restricted cash, end of period	27,408,386	16,617,840
Less: restricted cash	7,486,988	1,382,495
Cash and cash equivalents, end of period	19,921,398	15,235,345

Supplemental disclosure of cash flow information
Interest paid	1,900,949	830,069
Income tax paid	360	-
Supplemental noncash transactions
Plant, property and equipment obtained from finance lease right-of-use assets at the end of the lease term	2,831,398	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNRISE NEW ENERGY CO., LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Sunrise New Energy Co., Ltd. (“EPOW”), previously known as Global Internet of People, Inc., or GIOP, is an exempted company with limited liability incorporated under the laws of the Cayman Islands on February 22, 2019. It is a holding company with no business operation.

On March 22, 2019, EPOW incorporated Global Mentor Board Information Technology Limited (“GMB HK”), a limited liability company formed in accordance with laws and regulations of Hong Kong. GMB HK is currently not engaging in any active business and is merely acting as a holding company of Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ”). GIOP BJ was incorporated by GMB HK as a Foreign Enterprise in China on June 3, 2019.

GIOP BJ incorporated Global Mentor Board (Zibo) Information Technology Co., Ltd. (“SDH”, formerly known as Global Mentor Board (Beijing) Information Technology Co., Ltd.) and Shidong Cloud (Beijing) Education Technology Co., Ltd. (“Shidong Cloud”) on December 5, 2014 and December 22, 2021, respectively.

SDH is a limited liability company incorporated on December 5, 2014 under the laws of China. Since 2017, SDH established several subsidiaries in China, including Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou”) and its subsidiary, Guizhou Yuanneng Zhihui Enterprise Management Partnership Enterprise (Limited Partnership) (“Guizhou Yuanneng”), Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”), Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”), which has a subsidiary, Mentor Board Voice of Seedling (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”), Shidong (Beijing) Information Technology Co., Ltd. (“GMB (Beijing)”), and, Beijing Mentor Board Health Technology Co., Ltd. (“GMB Health”) and its subsidiary Shidong Yike (Beijing) Technology Co., Ltd. (“Shidong Yike”), Zibo Shidong Digital Technology Co., Ltd. (“Zibo Shidong”) and its subsidiaries. SDH and its subsidiaries are primarily engaged in providing peer-to-peer knowledge sharing and enterprise services to clients in the People’s Republic of China (“PRC”).

On October 8, 2021, EPOW incorporated SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”), a limited liability company formed in accordance with laws and regulations of Hong Kong. SDH New Energy is acting as a holding company of Zhuhai (Zibo) Investment Co., Ltd (“Zhuhai Zibo”) and Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai Guizhou”). Zhuhai Zibo and Zhuhai Guizhou were incorporated by SDH New Energy as Foreign Enterprises in China on October 15, 2021 and November 23, 2021, respectively.

On August 26, 2022, GMB HK transferred its equity interest in GIOP BJ to Zhuhai Zibo. GIOP BJ eventually became the wholly owned subsidiary of Zhuhai Zibo.

On November 8, 2021, Zhuhai Zibo incorporated Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”). Sunrise Guizhou incorporated Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”) and Guizhou Sunrise Technology Innovation Research Co., Ltd. (“Innovation Research”) on April 26, 2022 and December 13, 2022, respectively. On July 2, 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Guizhou Sunrise Technology Co., Ltd. (“Sunrise Tech”, formerly as Anlong Hengrui Graphite Material Co., Ltd.) to acquire 100% of Sunrise Tech’s assets and equity ownership. On July 7, 2022, Sunrise Tech became the wholly owned subsidiary of Sunrise Guizhou. Sunrise Guizhou and its subsidiaries are primarily engaged in manufacturing lithium battery materials to clients in the PRC. Sunrise Tech incorporated several subsidiaries, including Guizhou Chenhui Trading Co., Ltd. (“Sunrise Chenhui”) on March 25, 2024, Shenzhen Sunrise Yitan New Energy Technology Co., Ltd. (“Sunrise Yitan”) and Shenzhen Sunrise Suiyuan New Materials Technology Co., Ltd. (“Sunrise Suiyuan”) on June 24, 2024, Guizhou Yihui New Energy Co., Ltd. on October 10, 2024, and Sunrise Anhui New Energy Materials Co., Ltd. on January 21, 2025.

As described below, EPOW, through a restructuring which was accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries, and the primary beneficiary of the variable interest entity (the “VIE”), SDH, and the VIE’s subsidiaries for accounting purposes under accounting principles generally accepted in the United States of America (“U.S. GAAP”) to the extent that SDH’s the financials results of is consolidated to the unaudited condensed consolidated statements under U.S. GAAP. EPOW, its subsidiaries, the VIE and the VIE’s subsidiaries, are collectively hereinafter referred as the “Company”.

On June 10, 2019, GIOP BJ entered into a series of contractual arrangements with SDH and shareholders of SDH. These agreements include an Exclusive Technical and Consulting Service Agreement, an Exclusive Service Agreement, an Exclusive Option Agreement and Powers of Attorney (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, GIOP BJ has the exclusive right to provide SDH with comprehensive technical support, consulting services and other services in relation to the principal business during the term the VIE Agreement. All the above contractual arrangements obligate GIOP BJ to absorb a majority of the risk of loss from business activities of SDH and entitle GIOP BJ to receive a majority of their residual returns. In essence, GIOP BJ is the primary beneficiary of SDH for accounting purpose under U.S. GAAP. EPOW, together with its wholly owned subsidiaries, GIOP BJ, VIE and VIE’s subsidiaries were effectively controlled by the same shareholders before and after the reorganization. Therefore, SDH is considered as a VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

The unaudited condensed consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
Global Mentor Board Information Technology Limited (“GMB HK”)	March 22, 2019	HK	100%	Holding company
Beijing Mentor Board Union Information Technology Co, Ltd. (“GIOP BJ”)	June 3, 2019	PRC	100%	Holding company of GIOP BJ
Shidong Cloud (Beijing) Education Technology Co., Ltd (“Shidong Cloud”)	December 22, 2021	PRC	75%	Educational consulting
SDH (HK) New Energy Tech Co., Ltd. (“SDH New Energy”)	October 8, 2021	HK	100%	Holding company
Zhuhai (Zibo) Investment Co., Ltd. (“Zhuhai Zibo”)	October 15, 2021	PRC	100%	New energy investment
Zhuhai (Guizhou) New Energy Investment Co., Ltd. (“Zhuhai Guizhou”)	November 23, 2021	PRC	100%	New energy investment
Sunrise (Guizhou) New Energy Materials Co., Ltd. (“Sunrise Guizhou”)	November 8, 2021	PRC	39.35% by the Company, and 1.45% by the VIE	Manufacture of lithium battery materials
Guizhou Sunrise Technology Co., Ltd. (“Sunrise Tech”)	September 1, 2011, acquired through an asset acquisition on July 7, 2022	PRC	39.35% by the Company, and 1.45% by the VIE	Manufacture of lithium battery materials
Sunrise (Guxian) New Energy Materials Co., Ltd. (“Sunrise Guxian”)	April 26, 2022	PRC	20.07% by the Company, and 0.74% by the VIE	Manufacture of lithium battery materials
Guizhou Sunrise Technology Innovation Research Co., Ltd. (“Innovation Research”)	December 13, 2022	PRC	39.35% by the Company, and 1.45% by the VIE	Research and development
Shenzhen Sunrise Yitan New Energy Technology Co., Ltd. (“Sunrise Yitan”)	June 24, 2024	PRC	25.58% by the Company, and 0.94% by the VIE	Research and development of Sodium-ion battery
Shenzhen Sunrise Suiyuan New Materials Technology Co., Ltd. (“Sunrise Suiyuan”)	June 24, 2024	PRC	25.58% by the Company, and 0.94% by the VIE	Research and development of silicon carbon battery
Guizhou Chenhui Trading Co., Ltd. (“Sunrise Chenhui”)	March 25, 2024	PRC	39.35% by the Company, and 1.45% by the VIE	Sales of lithium battery materials
Guizhou Yihui New Energy Co., Ltd.	October 10, 2024	PRC	39.35% by the Company, and 1.45% by the VIE	Sales of lithium battery materials
Sunrise Anhui New Energy Materials Co., Ltd.	January 21, 2025	PRC	39.35% by the Company, and 1.45% by the VIE	Production of lithium battery materials
Variable Interest Entity (“VIE”) and subsidiaries of VIE
Global Mentor Board (Zibo) Information Technology Co., Ltd. (“SDH” or “VIE”)	December 5, 2014	PRC	The VIE	Knowledge sharing and enterprise service platform provider
Global Mentor Board (Hangzhou) Technology Co., Ltd. (“GMB (Hangzhou)”)	November 1, 2017	PRC	100% by the VIE	Consulting, training and tailored services provider
Global Mentor Board (Shanghai) Enterprise Management Consulting Co., Ltd. (“GMB Consulting”)	June 30, 2017	PRC	51% by the VIE	Consulting services provider
Shanghai Voice of Seedling Cultural Media Co., Ltd. (“GMB Culture”)	June 22, 2017	PRC	51% by the VIE	Cultural and artistic exchanges and planning, conference services provider
Shidong (Beijing) Information Technology Co., LTD. (“GMB (Beijing)”)	June 19, 2018	PRC	51% by the VIE	Information technology services provider
Mentor Board Voice of Seeding (Shanghai) Cultural Technology Co., Ltd. (“GMB Technology”)	August 29, 2018	PRC	30.6% by the VIE	Technical services provider
Shidong Zibo Digital Technology Co., Ltd. (“Zibo Shidong”)	October 16, 2020	PRC	100% by the VIE	Technical services provider
Beijing Mentor Board Health Technology Co., Ltd (“GMB Health”)	January 7, 2022	PRC	100% by the VIE	Health services
Shidong Yike (Beijing) Technology Co., Ltd. (“Shidong Yike”)	July 16, 2021	PRC	100% by the VIE	Health services
Guizhou Yuanneng Zhihui Enterprise Management Partnership Enterprise (Limited Partnership) (“Guizhou Yuanneng”)	April 1, 2024	PRC	94% by the VIE	Holding company

The VIE contractual arrangements

Neither the Company nor the Company’s subsidiaries own any equity interest in SDH. Instead, The Company directs the activities and receives the economic benefits of SDH’s business operation through a series of contractual arrangements. GIOP BJ, SDH and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, in June 2019.

Each of the VIE Agreements is described in detail below:

Exclusive Technical and Consulting Services Agreement

Pursuant to the Exclusive Technical and Consulting Services Agreement between SDH and GIOP BJ (the “Exclusive Service Agreement”), GIOP BJ provides SDH with technical support, consulting services, business support and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to SDH by GIOP BJ under the Exclusive Service Agreement, GIOP BJ is entitled to collect a service fee approximately equal to SDH’s earnings before corporate income tax, i.e., SDH’s revenue after deduction of operating costs, expenses and other taxes, subject to adjustment based on services rendered and SDH’s operation needs.

This agreement became effective on June 10, 2019 and will remain effective unless otherwise terminated as required by laws or regulations, or by relevant governmental or regulatory authorities otherwise terminated earlier in accordance with the provisions of this agreement or relevant agreements separately executed between the parties. Nevertheless, this agreement shall be terminated after all the equity interest in SDH held by its shareholders and/or all the assets of SDH have been legally transferred to GIOP BJ and/or its designee in accordance with the Exclusive Option Agreement (described below).

The Chief Executive Officer (“CEO”) of GIOP BJ, Mr. Haiping Hu, is currently managing SDH pursuant to the terms of the Exclusive Service Agreement. The Exclusive Service Agreement does not prohibit related party transactions. The Company’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving GIOP BJ or SDH.

Equity Pledge Agreement

Under the Equity Pledge Agreement between GIOP BJ, and shareholders of SDH, together holding 100% of the shares of SDH (“SDH Shareholders”), the SDH Shareholders pledged all of their equity interests in SDH to GIOP BJ to guarantee the performance of SDH’s obligations under the Exclusive Service Agreement. Under the terms of the Equity Pledge Agreement, in the event that SDH or the SDH Shareholders breach their respective contractual obligations under the Exclusive Service Agreement, GIOP BJ, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The SDH Shareholders also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, GIOP BJ is entitled to dispose of the pledged equity interests in accordance with applicable PRC laws. The SDH Shareholders further agreed not to dispose of the pledged equity interests or take any actions that would prejudice GIOP BJ’s interests without the prior written consent of GIOP BJ.

The Equity Pledge Agreement is effective until: (1) the secured debt in the scope of pledge is cleared off; and (2) Pledgers transfer all the pledged equity interests to Pledgees according to the Equity Pledge Agreement, or other entity or individual designated by it.

The purposes of the Equity Pledge Agreement are to (1) guarantee the performance of SDH’s obligations under the Exclusive Service Agreement; (2) make sure the SDH Shareholders do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice GIOP BJ’s interests without GIOP BJ’s prior written consent. In the event SDH breaches its contractual obligations under the Exclusive Service Agreement, GIOP BJ will be entitled to dispose of the pledged equity interests.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the SDH Shareholders irrevocably granted GIOP BJ (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in SDH or the assets of SDH. The option price to be paid by GIOP BJ to each shareholder of SDH is RMB 10 (approximately US$1.37) or the minimum amount to the extent permitted under PRC law at the time when such transfer occurs.

Under the Exclusive Option Agreement, GIOP BJ may at any time under any circumstances, purchase, or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the SDH Shareholders’ equity interests in SDH or the assets of SDH. The Equity Pledge Agreement, together with the Equity Pledge Agreement, the Exclusive Service Agreement, and Powers of Attorney, enable GIOP BJ to be the primary beneficiary of SDH.

The Exclusive Option Agreement remains effective until all the equity or assets of SDH is legally transferred under the name of GIOP BJ and/or other entity or individual designated by it, or unilaterally terminated by GIOP BJ within 30-day prior written notice.

Powers of Attorney

Under each of the Powers of Attorney, the SDH Shareholders authorized GIOP BJ to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including, but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including, but not limited to, the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of SDH.

The Powers of Attorney are irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the SDH Shareholders own the equity interests of SDH.

Spousal Consent

Pursuant to the Spousal Consent, each spouse of the individual shareholders of SDH irrevocably agreed that the equity interest in SDH held by their respective spouses would be disposed of pursuant to the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Powers of Attorney. Each spouse of the shareholders agreed not to assert any rights over the equity interest in SDH held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in SDH through the respective shareholder for any reason, he or she agrees to be bound by the contractual arrangements.

Risks in relation to the VIE structure

EPOW believes that the contractual arrangements among GIOP BJ, the VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the EPOW’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and the VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and the VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and the VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and the VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

The Company’s ability to conduct its wisdom sharing and enterprise consulting business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its unaudited condensed consolidated financial statements as it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

For the six months ended June 30, 2025, cash transfers among EPOW, its subsidiaries, the VIE, and the VIE’s subsidiaries included: (i) an interest-free loan of $1,057,276 from Zibo Shidong to GIOP BJ; (ii) a repayment of $141,742 from Sunrise Guizhou to Zibo Shidong; (iii) an interest-free loan of $275,763 from Sunrise Chenhui to Zibo Shidong; and (iv) a repayment of $137,882 from Sunrise Guizhou to GMB Hangzhou.

The Company provided interest free loans of $1,300,000 to Zibo Shidong for the six months ended June 30, 2024.

The following financial statements of the VIE and the VIE’s subsidiaries were included in the Company’s unaudited condensed consolidated financial statements as of June 30, 2025 and December 31, 2024 and for the six months ended June 30, 2025 and 2024:

	As of June 30, 2025	As of December 31, 2024

Cash and cash equivalents	$325,244	$176,235
Accounts receivable, net	78,831	232,652
Notes receivable	-	1,933
Inventories	9,341	4,658
Due from related parties	328,047	385,537
Prepaid expenses and other current assets	1,948,799	526,676
Total current assets	2,690,262	1,327,691

Long term prepayments and other non-current assets	2,411,324	2,440,004
Plant, property and equipment, net	20,890	23,539
Intangible assets, net	2,094,050	2,007,957
Total non-current assets	4,526,264	4,471,500

Total assets	$7,216,526	$5,799,191

Accounts payable	$1,851,075	$2,744,054
Deferred revenue	996,202	1,763,831
Deferred government subsidy	2,791,892	2,739,989
Income taxes payable	497,860	488,626
Due to related parties	159,537	170,270
Accrued expenses and other current liabilities	330,808	357,733
Total current liabilities	6,627,374	8,264,503

Total liabilities	$6,627,374	$8,264,503

	For the six months ended June 30,
	2025	2024

Revenues, net	$57,867	$552,452
Net loss	$(1,454,221)	$(2,076,040)

	For the six months ended June 30,
	2025	2024

Net cash provided by (used in) operating activities	$533,959	$(400,179)
Net cash (used in) provided by investing activities	$(777,652)	$640,342
Net cash provided by (used in) financing activities	$261,975	$(132,779)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been unaudited condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of management, the unaudited condensed consolidated financial statements and accompanying notes include all adjustments (consisting of normal recurring adjustments) considered necessary for the fair statement of the Company’s financial position, and results of operations and cash flows. Interim results of operations are not necessarily indicative of the results for the full year or for any future period.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and VIE’s subsidiaries for which the Company is the ultimate primary beneficiary for accounting purpose only under U.S. GAAP.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders. The Company owns 39.35% equity interest in Sunrise Guizhou, but has the power to cast a majority of votes at the meeting of the board of directors and governs the financial and operating policies of Sunrise Guizhou under an agreement among the shareholders.

All transactions and balances between the Company, its subsidiaries, the VIE and VIE’s subsidiaries have been eliminated upon consolidation.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. As of June 30, 2025, for the Company’s consolidated subsidiaries, the VIE, and the VIE’ s subsidiaries, non-controlling interests represent: a) a non-controllingshareholder’s 49% ownership interest in GMB (Beijing) and GMB Consulting; b) a non-controlling shareholder’s 59.20% ownership interest in Sunrise Guizhou; c) a non-controlling shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; and d) a non-controlling shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading.

As of December 31, 2024, for the Company’s consolidated subsidiaries, the VIE and VIE’ s subsidiaries, non-controlling interests represent: a) a non-controlling shareholder’s 49% ownership interest in GMB (Beijing), GMB Consulting and Shidong Yike; b) a non-controlling shareholder’s 59.20% ownership interest in Sunrise Guizhou; c) a non-controlling shareholder’s 49% ownership interest in GMB Culture, which has a subsidiary called GMB Technology; and d) a non-controlling shareholder’s 25% ownership interest in Shidong Cloud, and 40% ownership interest in Shidong Trading.

Non-controlling interests are presented as a separate line item in the equity section of the Company’s unaudited condensed consolidated balance sheets and have been separately disclosed in the Company’s unaudited condensed consolidated statements of operations and comprehensive loss to distinguish the interests from that of the Company.

Use of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the assessment of the allowance for credit loss, inventory valuation, depreciable lives of property and equipment, impairment of long-lived assets, impairment of long-term investments that do not have readily determinable fair values, realization of deferred tax assets, accretion to redemption value of redeemable non-controlling interests, and extinguishment of the redeemable non-controlling interests. Actual results could differ from those estimates.

Foreign currency translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s unaudited condensed consolidated financial statements are reported using the U.S. Dollars (“US$” or “$”). The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in unaudited condensed consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s unaudited condensed consolidated statements of operations and comprehensive loss.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the unaudited condensed consolidated financial statements:

	June 30, 2025	December 31, 2024	June 30, 2024
Period-end spot rate	US$1= RMB 7.1636	US$1= RMB 7.2993	US$1= RMB 7.2672
Average rate	US$1= RMB 7.2526	US$1= RMB 7.1957	US$1= RMB 7.2150

Fair value measurements

The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash and cash equivalents, restricted cash, accounts receivable, notes receivable, due from related parties, prepaid expenses and other current assets, short-term loan, deferred revenue, income taxes payable, accounts payable, notes payable, due to related parties, accrued expenses and other current liabilities approximate their fair value based on the short-term maturity of these instruments. The carrying amount of long-term loans, financial lease liabilities, long-term payables and consideration payable approximates fair value as its interest rates are at the same level as the current market yield for comparable loans.

The Company’s non-financial assets, such as plant, property and equipment, land use rights and financial lease right-of-use assets would be measured at fair value only if they were determined to be impaired.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in accounts maintained with commercial banks, as well as highly liquid investments which are unrestricted as to withdrawal or use and are readily convertible to known amounts of cash within three months. The interest incomes of highly liquid investments are reported in the Company’s unaudited condensed consolidated statements of operations and comprehensive loss. The Company maintains the bank accounts in Mainland China and Hong Kong. Cash balances in bank accounts in Mainland China and Hong Kong are not insured by the U.S. Federal Deposit Insurance Corporation or other programs.

Restricted cash

Restricted cash represents bank deposits with designated use, which cannot be withdrawn without certain approval or notice. Such restricted cash mainly relates to the deposit for commercial note issuance.

On December 14, 2023, Sunrise Guizhou entered into a banker’s acceptance note contract with Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) for issuing banker’s acceptance notes to the suppliers of Sunrise Guizhou. Pursuant to the contract, Sunrise Guizhou was obliged to deposit fifty percent of the note payable amount issued as restricted cash in the designated bank account in SPD Bank. As of June 30, 2025 and December 31, 2024, the deposit for note issuance was $1,409,906 and $1,183,671, respectively.

On July 31, 2024, Sunrise Guizhou entered into a banker’s acceptance note contract with China Everbright Bank Company Limited (the “Everbright Bank”) for issuing banker’s acceptance notes to the suppliers of Sunrise Guizhou. Pursuant to the contract, Sunrise Guizhou was obliged to deposit 50% of the note payable amount issued as restricted cash in the designated bank account in Everbright Bank. As of June 30, 2025 and December 31, 2024, the deposit for note issuance was $5,477,176 and $6,853,541, respectively.

Short-term investments

The Company evaluates whether an investment is other-than-temporarily impaired based on the specific facts and circumstances. Factors that are considered in determining whether an other-than-temporary decline in value has occurred include the market value of the security in relation to its cost basis, the financial condition of the investee, and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

Accounts receivable, net

Accounts receivables mainly represent amounts due from clients in the ordinary course of business and are recorded net of allowance for credit loss.

The Company used an expected credit loss model for the impairment of financial instruments mentioned above as of period ends pursuant to ASC 326 Financial Instruments – Credit Losses (“ASC 326”). For the allowance of the accounts receivable, the Company believes the aging of accounts receivables is a reasonable parameter to estimate expected credit loss, and determines expected credit losses for accounts receivables using an aging schedule as of period ends. The expected credit loss rates under each aging schedule were developed on the basis of the average historical loss rates from previous years, and adjusted to reflect the effects of those differences in current conditions and forecasted changes. The Company measured the expected credit losses of accounts receivables on a collective basis. When an accounts receivable does not share risk characteristics with other accounts receivables, management will evaluate such accounts receivable for expected credit loss on an individual basis. Doubtful accounts balances are written off and deducted from allowance for credit loss, when receivables are deemed uncollectible, after all collection efforts have been exhausted and the potential for recovery is considered remote. The allowance for credit loss was $7,989,047 and $7,909,571 as of June 30, 2025 and December 31, 2024, respectively.

Inventories

The inventories as of June 30, 2025 consisted of raw materials, materials in transit, work in process and finished goods. Finished goods were mainly graphite anode materials, health service gift cards, learning course gift cards, Chinese tea, latex pillows, and health care products.

The costs of inventories include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Inventory shall be measured at the lower of cost and net realizable value. Net realizable value is estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference shall be recognized as a loss in earnings in the period in which it occurs.

The impairment of inventories provided for lower of cost and net realizable value was nil and $2,845,727 for the six months ended June 30, 2025 and 2024, respectively.

Lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for a consideration.

To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

A lease arrangement is being evaluated for classification as operating or financing upon lease commencement. The right-of-use assets and related lease liabilities are recognized at the lease commencement date.

Lease liabilities, which represent the Company’s obligation to make lease payments arising from the lease, and corresponding right of-use assets, which represent the Company’s right to use an underlying asset for the lease term, are recognized at the commencement date of the lease based on the present value of fixed future payments, calculated using the discount rate implicit in the lease, if available, or the Company’s incremental borrowing rate.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Finance lease

Finance leases are generally those leases that transfer ownership to the Company or allow the Company to purchase assets at a nominal amount by the end of the lease term. Assets acquired under finance leases are recorded as finance lease right-of-use, or ROU, assets.

The Company’s leases have initial terms ranging from 2 to 3 years for the Company. The lease term includes the lessee’s option to purchase assets at a nominal amount by the end of the lease term. As the lease transfers ownership of the underlying asset to the Company and the Company is reasonably certain to exercise an option to purchase the underlying asset, the Company amortizes the finance lease right-of-use asset to the end of the useful life of the underlying asset.

For finance lease, lease expense is generally front-loaded as the finance lease ROU asset is depreciated on a straight-line basis over the amortization period, but interest expense on the lease liability is recognized in interest expense using the effective interest method which results in more expense during the early years of the lease.

Operating lease

For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term. Additionally, the Company elected not to recognize leases with lease terms of 12 months or less at the commencement date. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities.

Sales and leaseback contracts

The Company enters into sale and leaseback transactions. The Company acts as the seller-lessee, transfers its assets to a third-party entity (the buyer-lessor) and then leases the transferred assets back from the buyer-lessor at a contract designated rental price. The Company evaluates if sales of the underlying assets in the sale and leaseback contract have occurred in accordance with ASC 606. When a sale and leaseback transaction does not qualify for sale accounting, the transaction is accounted for as a financing transaction by the seller-lessee and a lending transaction by the buyer-lessor. The seller-lessee shall not derecognize the transferred asset and shall account for any amounts received as a financial liability.

Plant, property and equipment, net

Plant, property and equipment are stated at cost less accumulated depreciation. Depreciation of plant, property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Building	22 to 30 years
Machines	10 years
Electronic equipment	3 years
Furniture, fixtures and equipment	3 years
Vehicle	3 years
Leasehold improvements	The shorter of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of operation and comprehensive loss in other income or expenses.

Land use right, net

Land use rights are recorded at cost less accumulated amortization. Land use rights are amortized on a straight-line basis over the remaining term of the land certificates, from 40 years to 50 years.

Intangible assets, net

The Company’s intangible assets represent intellectual property rights on manufacturing graphite anode materials from capital injection by a non-controlling shareholder of Sunrise Guizhou and the copyright of course videos purchased from a third party including but not limited to course videos which cover subjects such as entrepreneurship development, financial service, corporate governance, team management, marketing strategy and etc. Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized on a straight-line basis over their estimated useful lives. The estimated useful lives of intangible assets are determined to be 5 to 10 years in accordance with the period the Company estimates to generate economic benefits from such intellectual property rights and copyright.

Long-term investments

Equity method investments in investees represent the Company’s investments in privately held companies, over which it has significant influence but does not own a majority equity interest or otherwise control. The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment — Equity Method and Joint Ventures”.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee. Investment income (loss) for long-term investments of $47,467 and $84,295 was recorded in the Company’s unaudited condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2025 and 2024, respectively.

For other equity investments that do not have readily determinable fair values and over which the Company has neither significant influence nor control through investments in common stock or in-substance common stock, the Company accounts for these investments at cost minus any impairment, if necessary.

The Company continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value, and the financial condition, operating performance and the prospects of the equity investee. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. No impairment charges were recorded in investment losses in the Company’s unaudited condensed consolidated statements of operation and comprehensive loss for the six months ended June 30, 2025 and 2024.

Impairment of long-lived assets

Long-lived assets, including plant, property and equipment, intangible asset, land use rights and finance lease right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets or assets group to the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets or assets group, the Company would recognize an impairment loss based on the fair value of the assets or assets group, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

Asset acquisition

When the Company acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s unaudited condensed consolidated financial statements. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give rise to goodwill.

Redeemable non-controlling interests

Redeemable non-controlling interests represent redeemable preferred shares financing in Sunrise Guizhou from a non-controlling shareholder. As the preferred shares could be redeemed by the shareholder upon the occurrence of certain events that are not solely within the control of the Company, these shares are accounted for as redeemable non-controlling interests. The Company assesses the probability of redemption by the holder of the redeemable non-controlling interests. Due to the probability of being redeemed, the Company adjusts the carrying amount of the mezzanine equity to the redemption value at the end of each reporting period as if it was the redemption date for the redeemable non-controlling interest. The Company accounts for the changes in accretion to the redemption value in accordance with ASC 480, Distinguishing Liabilities from Equity. The redeemable non-controlling interests are recorded at redemption value. The Company adopts equity classification method to classify the ASC 480 offsetting entry as an adjustment to retained earnings (or additional paid-in capital in the absence of retained earnings).

The Company assesses whether an amendment to the terms of its redeemable non-controlling interests is an extinguishment or a modification based on a qualitative evaluation of the amendment. If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the amendment results in an extinguishment of the redeemable non-controlling interests. The Company also assesses if the change in terms results in value transfer between redeemable non-controlling interests and ordinary shareholders. When redeemable non-controlling interests are extinguished, the difference between the carrying amount and the fair value of the redeemable non-controlling interests is recorded against equity.

Share-based compensation

Share-based compensation is measured based on the grant date fair value of the equity instrument. Share-based compensation expenses are recognized over the requisite service period based on the graded vesting attribution method with corresponding impact reflected in additional paid-in capital. When no future services are required to be performed by grantees in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Company elects to recognize forfeitures when they occur.

Government subsidies

The Company’s PRC based subsidiary received government subsidies from local government. Government subsidies are recognized when there is reasonable assurance that the attached conditions will be complied with. When the government subsidy relates to an expense item, it is net against the expense and recognized in the unaudited condensed consolidated statements of operations and comprehensive loss over the period necessary to match the subsidy on a systematic basis to the related expenses. Where the subsidy relates to an asset acquisition, it is recognized as income in the unaudited condensed consolidated statements of operations and comprehensive loss in proportion to the useful life of the related assets. Government grants received for the six months ended June 30, 2025 and 2024 were nil and $107,912, respectively. As of June 30, 2025 and December 31, 2024, the deferred government grants were $3,107,376 and $3,049,607, respectively.

Revenue recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company mainly offers and generates revenue from three kinds of services to its clients in China, sales of graphite anode materials, consulting services, and other services.

Revenue recognition policies for each type of the Company’s services are discussed as follows:

Sales of graphite anode materials

The Company’s major business is to sell graphite anode materials to its customers. The Company’s major customers are manufacturers of industrial and consumer energy storage lithium-ion batteries, such as batteries for electric vehicles and electric ships, and smart consumer electronics. The Company examines the availability of the inventory, takes control of products in its own and third-party warehouses, and then organizes the shipping and delivery of products to customers after the purchase orders are received from customers.

The Company accounts for revenue from sales of graphite anode materials on a gross basis as the Company is responsible for fulfilling the promise to provide the desired products to customers, and is subject to inventory risk before the product ownership and risk are transferred and has the discretion in establishing prices. All of the Company’s contracts and purchase orders are fixed prices and have one single performance obligation as the promise is to transfer the products to customers, and there are no separately identifiable other promises in the contracts. The Company’s revenue from sales of graphite anode materials is recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. There is no separate rebate, discount, or volume incentive involved. Revenue is reported net of all value added taxes (“VAT”).

Consulting services

The Company provides consulting services to small and medium-sized enterprises by helping them develop strategies and solutions including corporate reorganization, product promotion and marketing, industry supply chain integration, corporate governance, financing and capital structure, etc. The consulting services are tailored to meet each client’s specific needs and requirements.

Consulting fees are based on the specifics of the services provided, for instance, time and efforts required, etc. The Company considers comprehensive factors and determines prices with reference to quoted market prices. If no quoted market price is available, the price will be estimated by using an expected cost plus a margin approach.

Consulting fees are recognized as revenue when services have been provided and receipt of consulting services is confirmed by clients as the duration of services is short, typically one month or less. Consulting fees collected before providing any service are presented as deferred revenue on the unaudited condensed consolidated balance sheets.

Contract assets and liabilities

The Company’s contract liabilities consist of deferred revenues, primarily relating to the advance consideration received from customers, which include the advance member service fees and enterprise service fees received from customers. The amount from customers before provision of service is recognized as deferred revenue. The deferred revenue is recognized as revenue once the criteria for revenue recognition are met.

The Company recognized $1,821,017 and $341,528 in revenue for the six months ended June 30, 2025 and 2024, respectively, which related to contract liabilities that existed at December 31, 2024 and 2023, respectively. The balances as of June 30, 2025 and December 31, 2024 are expected to be recognized as revenue within one year.

There was no contract asset recorded as of June 30, 2025 and December 31, 2024.

Cost of goods sold

The cost of goods sold for the six months ended June 30, 2025 and 2024 was primarily the cost of finished goods of graphite anode materials, including labor, overhead, depreciation and amortization of long-lived assets, single granular coke, secondary granular coke, and mixed batches of single particle and secondary coke, depreciation and amortization, labor cost, outsourcing fee and freight. Cost of goods sold was $24,262,266 and $21,984,752 for the six months ended June 30, 2025 and 2024, respectively.

Service costs

Service costs primarily include (1) the cost of holding events and activities, such as venue rental fees, conference equipment fees, (2) professional and consulting fees paid to third parties for the Company’s activity; (3) the fees paid to Mentors and Experts; and (4) labor costs. Service costs were $6,078 and $281,030 for the six months ended June 30, 2025 and 2024, respectively.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for unaudited condensed consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company believes there were no uncertain tax positions as of June 30, 2025 and December 31, 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying unaudited condensed consolidated statement of operations and comprehensive loss. Accrued interest and penalties will be included on the related tax liability line in the unaudited condensed consolidated balance sheet. Interest and penalties incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Loss per share

The Company computes loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing the loss available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares.

The Company has determined that the redeemable non-controlling interests are participating securities because the preferred shares participate in the retained earnings of Sunrise Guizhou. Accordingly, the Company treats the entire measurement adjustment to the redemption value of the redeemable non-controlling interests under ASC 480-10-S99-3A as being akin to a dividend, which affected the calculation of loss available to ordinary shareholders in the loss per share calculation.

For the six months ended June 30, 2025 and 2024, the potentially dilutive securities that were not included in the calculation of dilutive EPS in those periods where their inclusion would be anti-dilutive include restricted share units of 528,963 and 303,543, respectively.

Comprehensive loss

Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss consists of foreign currency translation adjustment resulting from the Company translating its financial statements from functional currency into reporting currency.

Risks and uncertainties

Currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In Mainland China, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in Mainland China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company maintains certain bank accounts in Mainland China. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in Mainland China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB 500,000 for one bank. However, the Company believes that the risk of failure of any of these Mainland China banks is remote. Bank failure is uncommon in Mainland China and the Company believes that those Mainland China banks that hold the Company’s cash and cash equivalents are financially sound based on public available information.

The Company also maintains certain bank accounts in Hong Kong. The Hong Kong Deposit Protection Scheme insures eligible deposits up to HK$ 500,000 per depositor per bank.

Other than the deposit insurance mechanism in the Mainland China and Hong Kong mentioned above, the Company’s bank accounts are not insured by the U.S. Federal Deposit Insurance Corporation insurance or other insurance.

Concentration and credit risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash, cash equivalents and restricted cash. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash, cash equivalents and restricted cash with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these financial institutions have high credit quality.

The Company’s also exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counterparties that share similar attributes. There was $16,564,402 of revenue from one client which represented 59% of the total revenues for the six months ended June 30, 2025. There was $13,241,568 of revenue from one client which represented 59% of the total revenues for the six months ended June 30, 2024.

There were $16,044,488 and $3,321,500 of account receivables from two clients which represented 51% and 11% of the account receivables as of June 30, 2025, respectively. There were $23,472,843 and $3,115,577 of account receivables from two clients which represented 81% and 11% of the account receivables as of December 31, 2024, respectively.

Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, The Company generally requires advanced payment before delivery of the services but may extend unsecured credit to its clients in the ordinary course of business. Credit limits are established and exposure is monitored in light of changing counterparty and market conditions. The Company did not have any material concentrations of credit risk outside the ordinary course of business as of June 30, 2025 and December 31, 2024.

Interest rate risk

Fluctuations in market interest rates may negatively affect the financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage its interest risk exposure.

Other uncertainty risk

The Company’s major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

The Company’s major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company is in the process of evaluating the potential impact of the new guidance on its unaudited consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, will be effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The ASU 2024-03 may be applied either prospectively to financial statements issued for reporting periods after its effective date or retrospectively to all prior periods presented in the financial statements. The Company is in the process of evaluating the potential impact of the new guidance on its unaudited consolidated financial statements and related disclosures.

In March 2025, the FASB issued ASU 2025-02—Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122. The amendments were effective immediately and on a fully retrospective basis to annual periods beginning after December 15, 2024. The Company is currently evaluating the effect of the adoption of this standard to its unaudited consolidated financial statements and disclosures.

NOTE 3 – GOING CONCERN

As reflected in the unaudited condensed consolidated financial statements, the Company incurred a $2,840,146 net loss for the six months ended June 30, 2025. Net cash used in operating activities was $19,876,814 for the six months ended June 30, 2025. The working capital deficit was $18,698,359 as of June 30, 2025.

As of June 30, 2025, GIOP BJ didn’t comply with the financial covenants as required by a short-term loan agreement in the principal amount of $977,162 with Industrial Bank Co., Ltd. (“Industrial Bank”). The term of the loan was from August 29, 2024 to August 28, 2025. The financial covenants of the loan agreement required GIOP BJ to maintain: (1) current assets of not less than RMB25,000,000; (2) net assets of not less than RMB8,000,000; (3) an asset liability ratio of not more than 80%; and (4) a current ratio of not less than 100%. As of June 30, 2025, GIOP did not meet the above requirements but Industrial Bank had not declared the agreement in default as a result of the breach of the financial covenants.

In addition, as of June 30, 2025, Sunrise Guizhou didn’t comply with the financial covenants as required by three long-term loan agreements in an aggregate amount of $67,544,444 with China Construction Bank (“CCB”) Qianxinan Branch. The financial covenants of the long-term loan agreements required Sunrise Guizhou to maintain an asset liability ratio of not more than 70% and continuous profitability during the loan periods pursuant to certain conditions designated in the loan agreements. Sunrise Guizhou obtained a written consent for the waiver of the financial covenants on September 30, 2024 and December 8, 2025, respectively. CCB had not declared the agreement in default as a result of the breach of the financial covenants.

These adverse conditions and events raised substantial doubt about the Company’s ability to continue as a going concern. For the next 12 months from the issuance date of this report, the Company plans to continue implementing various measures to boost revenue and controlling costs and expenses. In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments. The Company intends to finance its future working capital needs and capital expenditures through financing activities to cover the cash shortfalls and negative operating cash flows. The Company expects to continue raising capital through debt or equity issuances to support its working capital needs.

As of June 30, 2025, the Company had cash and cash equivalents and restricted cash of $27,408,386. The management believes that it will be able to continue to borrow from banks based on past experiences and the Company’s credit history when necessary.

Currently, the Company is working to improve its liquidity and capital sources primarily through cash flows from operations, debt financing, and financial support from its principal shareholder. In order to fully implement its business plans, the Company may also seek equity financing from outside investors when necessary.

The Company makes no assurances that required financings will be available for the amounts needed, or on terms commercially acceptable to the Company, if at all. If one or all of these events does not occur or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and its unaudited condensed consolidated financial statements.

The unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of June 30, 2025	As of December 31, 2024

Accounts receivable	$31,294,902	$36,901,720
Allowance for credit losses	(7,989,047)	(7,909,571)
Accounts receivable, net	$23,305,855	$28,992,149

The movement of allowance for credit loss is as follows:

	For the six months ended June 30,
	2025	2024

Balance at beginning of the period	$7,909,571	$8,016,322
Current period addition	(69,493)	-
Foreign currency translation adjustments	148,969	(184,546)
Balance at end of the period	$7,989,047	$7,831,776

Allowance for credit loss provision was $(69,493) and nil recorded for the six months ended June 30, 2025 and 2024, respectively.

NOTE 5 – INVENTORIES

Inventories consist of the following:

	As of June 30, 2025	As of December 31, 2024

Raw materials	$5,648,642	$2,620,813
Finished goods	1,841,026	3,299,796
Work in progress	22,841,097	11,735,123
Others	4,746	4,658
Total	$30,335,511	$17,660,390

The impairment of inventories was nil and $2,845,727 for the six months ended June 30, 2025 and 2024, respectively.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

		As of June 30, 2025	As of December 31, 2024

Prepaid expenses		$396,010	$-
Advance to supplier	(1)	3,976,949	2,130,175
Prepayment for investment		-	246,599
Other receivables		1,891,737	772,252
Prepaid value added tax (“VAT”)	(2)	1,243,189	1,061,675
Subtotal		7,507,885	4,210,701
Less: allowance for prepaid expenses and other current assets		(139,595)	(136,999)
Total		$7,368,290	$4,073,702

(1)	The Company prepaid its vendors for electricity and graphite anode materials, including single granular coke, secondary granular coke, and mixed batches of single particle and secondary coke and etc.

(2)	The amount of VAT payable is determined by applying the applicable tax rate to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). The Company’s input VAT exceeded output VAT as the Company purchased inventory and plant, property and equipment for manufacturing graphite anode materials as of June 30, 2025 and December 31, 2024.

NOTE 7 – LONG TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

		As of June 30, 2025	As of December 31, 2024
Prepayment for equipment	(1)	$4,449,831	$1,165,608
Finance lease deposit		173,795	636,362
Prepayment for long-term loan acquisition costs	(2)	-	1,237,215
Total		$4,623,626	$3,039,185

(1)	Prepaid for equipment represented advance payment on the production line equipment by Sunrise Guizhou, which had not been shipped as of June 30, 2025 and December 31, 2024, respectively.

(2)	CCB and Sunrise Guizhou entered into a long-term loan agreement on January 9, 2025 to finance the construction of Sunrise Guizhou’s additional manufacturing facilities. See Note 16.

Note 8 – PLANT, PROPERTY AND EQUIPMENT, NET

Plant, property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of June 30, 2025	As of December 31, 2024

Building	$30,749,562	$28,882,829
Machines	39,643,894	35,486,639
Vehicles	470,561	461,813
Electronic equipment	1,095,609	983,675
Furniture, fixtures and equipment	339,256	327,961
Leasehold improvements	407,846	400,264
Subtotal	$72,706,728	66,543,181
Construction in progress	1,845,184	2,994,832
Less: accumulated depreciation	(11,721,547)	(9,034,739)
Plants, property and equipment, net	$62,830,365	$60,503,274

Depreciation expense was $2,489,794 and $2,271,137 for the six months ended June 30, 2025 and 2024, respectively.

NOTE 9 – LAND USE RIGHTS, NET

Land use rights, stated at cost less accumulated amortization, consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Land use rights - cost	$13,611,443	$9,737,032
Less: accumulated amortization	(661,164)	(539,054)
Land use rights, net	$12,950,279	$9,197,978

For the six months ended June 30, 2025 and 2024, amortization expense amounted to $110,526 and $106,963, respectively. The following is a schedule of future amortization of land use rights as of June 30, 2025:

Year ending December 31,	Amount
2025	$144,630
2026	289,260
2027	289,260
2028	289,260
2029	289,260
2030 and thereafter	11,648,609
Total	$12,950,279

NOTE 10 – INTANGIBLE ASSETS, NET

Intangible assets, stated at cost less accumulated amortization and impairment, consisted of the following:

	As of June 30, 2025	As of December 31, 2024

Copyrights of course videos	$4,740,947	$4,652,811
Intellectual property rights	4,411,843	4,329,823
Intangible assets, cost	9,152,790	8,982,634
Less:
Accumulated amortization	(3,411,270)	(3,342,924)
Impairment	(5,673,270)	(5,567,801)
Intangible assets, net	$68,250	$71,909

For the six months ended June 30, 2025 and 2024, amortization expense amounted to $4,960 and $3,450, respectively. The following is a schedule of future amortization of intangible asset as of June 30, 2025:

Year ending December 31,	Amount
2025	$1,548
2026	3,095
2027	3,095
2028	3,095
2029	3,095
2030 and thereafter	54,322
Total	$68,250

NOTE 11 – LONG-TERM INVESTMENTS

The Company’s long-term investments consist of the following:

	As of June 30, 2025	As of December 31, 2024

Equity method investments:
Shidong (Suzhou) Investment Co., Ltd. (“Suzhou Investment”)	$37,203	$37,076
Shenzhen Jiazhong Creative Capital LLP (“Jiazhong”)	1,987,050	1,902,381
Equity investments without readily determinable fair value:
Beijing Jinshuibanlv Technology Co., Ltd. (“Jinshuibanlv”)	1,116,757	1,095,996
Hangzhou Zhongfei Aerospace Health Management Co., Ltd. (“Zhongfei”)	418,784	410,998
Shanghai Zhongren Yinzhirun Investment Management Partnership (“Yinzhirun”)	279,189	273,999
Jiangxi Cheyi Tongcheng Car Networking Tech Co., Ltd.(“Cheyi”)	221,637	217,517
Chengdu Wanchang Enterprise Management Consulting Partnership (Limited Partnership) (“Wanchang”)	69,797	68,500
Shanghai Outu Home Furnishings Co., Ltd. (“Outu”)	69,797	68,500
Zhejiang Qianshier Household Co., Ltd.(“Qianshier”)	69,797	68,500
Taizhou Jiamenkou Auto Greengrocer’s Delivery Technology Co., Ltd. (“Jiamenkou”)	69,797	68,500
Zhejiang Yueteng Information Technology Co., Ltd. (“Yueteng”)	69,797	68,500
Shidong Funeng(Ruzhou) Industry Development Co., Ltd.( “Funeng”)	37,691	36,990
Dongguan Zhiduocheng Car Service Co., Ltd. (“Car Service”)	25,127	24,660
Subtotal	4,472,423	4,342,117
Less: impairment	(2,378,373)	(2,334,160)
Total	$2,094,050	$2,007,957

Equity method investments

Investment in Suzhou Investment

In December 2017, the Company acquired 17% of shareholding of Suzhou Investment with cash consideration of RMB 850,000, approximately $118,655. As the Company’s CEO, Mr. Haiping Hu, is Suzhou Investment’s director and the Company can exercise significant influence on Suzhou Investment’s business operation, the Company therefore accounted for this investment under equity methods from December 2017 and share the profit or loss of Suzhou Investment accordingly. For the six months ended June 30, 2025 and 2024, the Company recognized investment loss of $569 and $693, respectively, according to its share of the post-acquisition losses of Suzhou Investment.

Investment in Jiazhong

In December 2020, the Company acquired 33% of partnership share of Jiazhong as a limited partner with cash consideration of RMB 10,000,000, approximately $1,395,946. The Company has fully paid RMB 10,000,000 as of December 31, 2020. Since the Company owns 33% of the partnership share of Jiazhong as a limited partner, therefore it accounts for the investment of Jiazhong under equity method and shares the profit or loss of Jiazhong accordingly. For the six months ended June 30, 2025 and 2024, the Company recognized investment income of $48,036 and $84,988, respectively, according to its share of the post-acquisition losses of Jiazhong.

Equity investments without readily determinable fair value

Investment in Jinshuibanlv

In April 2021, the Company signed an investment agreement with Beijing Zhitong Zhenye Technology Co., Ltd. and Li Jiyou to invest RMB8,000,000, approximately $1,116,757, to Jinshuibanlv, which is accounting for 4% of its equity interest. Jinshuibanlv mainly operates an online tax management system. The Company has no control, joint control or significant influence on the invested units, and therefore accounted for the investment of Jinshuibanlv at cost minus impairments and plus or minus observable changes in prices. In 2023, the Company noticed that Jinshuibanlv had encountered going-concern issue due to the fact that it incurred significant loss and had insufficient bank and cash to support its operations. Therefore, the Company determined that the impairment on investment was other-than-temporary. Full impairment of $1,129,800 was recognized for investment of Jinshuibanlv in the second half of the year 2023.

Investment in Zhongfei

In November 2020, the Company acquired 3% of shareholding interest of Zhongfei through nonmonetary transactions, with which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Zhongfei of RMB3,000,000, approximately $418,784. In 2021, The Company provided it with a customized service worth of RMB3,000,000. The service has been completed and Zhongfei has decided to transfer 3% of the equity according to its fair value to the Company. The registration change was completed as of December 31, 2021. The Company does not have significant influence or control over Zhongfei, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Zhongfei at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company noticed that Zhongfei had encountered going-concern issue and determined that the impairment on investment was other-than-temporary. Full impairment of $446,025 was provided for investment of Zhongfei in the second half of the year 2022.

Investment in Yinzhirun

In December 2016, the Company acquired 0.45% of shareholding interest of Yinzhirun with cash consideration of RMB 2,000,000, approximately $279,189. The Company does not have significant influence or control over Yinzhirun, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yinzhirun at cost minus impairments and plus or minus observable changes in prices. Yinzhirun is the intermediate holding company for Shanghai PeopleNet Security Technology Co., Ltd. (“PeopleNet”). The Company noticed that PeopleNet was involved in legal proceedings for bankruptcy initiated by its debtor, and its accounts receivable, intellectual properties, brand name have been subject to the judicial auction since February 2024, all of which raised significant concerns about the Yinzhirun’s ability to continue as a going concern. Full impairment of $282,450 was recognized for investment of Yinzhirun in the second half of the year 2023.

Investment in Cheyi

In November 2020, the Company acquired 0.5% of shareholding interest of Cheyi through nonmonetary transactions, with which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Cheyi of RMB1,587,719, approximately $221,637. In 2021, the Company provided it with a membership service worth of RMB1,500,000. This service has been completed. Cheyi has a poor capital turnover, it has decided to transfer 0.5% of the equity according to its fair value to the Company and registration change was completed as of December 31, 2021. The Company accounts for these non-monetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Cheyi, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Cheyi at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

The Company noticed that Industry and Commerce Administration of Nanchang Xihu Branch was not able to perform on-site inspection on Cheyi’s subsidiary Nanchang Qingchong Technology Co., Ltd. (“Qingchong”) in August 2022; Another Cheyi’s subsidiary, Jiangxi Cheyi Tongcheng Vehicle Networking Technology Co., Ltd. (“Cheyi Tongcheng”) had a legal dispute with CCB Nanchang Branch on March 9, 2023. The Company noticed the above factors that raise significant concerns about the investee’s ability to continue as a going concern. Full impairment of $236,053 was provided for investment of Cheyi in the second half of the year 2022.

Investment in Wanchang

In September 2019, the Company initially acquired 11.11% of partnership share of Chengdu Zhongfuze Investment LLP (“Zhongfuze”) with cash consideration of RMB500,000, approximately $69,797. The Company has fully paid RMB500,000 as of December 31, 2020. On December 6, 2022, the asset under Zhongfuze was transferred to Wanchang and the Company’s partnership share in Zhongfuze was simultaneously transferred to Wanchang. As a result, the Company owned 0.64% of the partnership share in Wanchang. The Company does not have significant influence or control over Wanchang, and the partnership share investment does not have readily determinable market value, and therefore accounted for the investment of Wanchang at cost minus impairments and plus or minus observable changes in prices.

Investment in Outu

In December 2019, the Company acquired 15% of shareholding interest of Outu with cash consideration of RMB3,000,000, approximately $418,784. The Company has paid RMB 500,000, approximately $69,797, as of December 31, 2022. The Company does not have significant influence or control over Outu, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Outu at cost minus impairments and plus or minus observable changes in prices. In 2022, the Company noticed that Qutu had encountered going-concern issue and determined that the impairment on investment was other-than-temporary. Full impairment of $74,337 was provided for investment of Outu in the second half of the year 2022.

Investment in Qianshier

In December 2020, the Company acquired 5% of shareholding interest of Qiansier through nonmonetary transactions with, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Qianshier of RMB 500,000, approximately $69,797. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Qianshier, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Qianshier at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them.

In 2022, the Company noticed Qianshier had been subject to enforcement proceedings associated with a rental dispute, which raised significant concerns about the investee’s ability to continue as a going concern. Full impairment of $74,337 was provided for investment of Qianshier in the second half of the year 2022.

Investment in Jiamenkou

In June 2020, the Company acquired 5% of shareholding interest of Jiamenkou through nonmonetary transactions with Jiamenkou, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Jiamenkou of RMB500,000, approximately $69,797. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Jiamenkou, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Jiamenkou at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company noticed Jiamenkou was involved in legal proceedings as respondent to its debt guarantor, which raised significant concerns about the investee’s ability to continue as a going concern. Full impairment of $74,337 was provided for investment of Jiamenkou in the second half of the year 2022.

Investment in Yueteng

In June 2020, the Company acquired 5% of shareholding interest of Yueteng through nonmonetary transactions with Yueteng, which are entered into at the Company’s discretion to receive equity interest in exchange of collection of account receivables due from Yueteng of RMB500,000, approximately $69,797. The Company accounts for these nonmonetary exchanges based on the fair values of the assets involved. The Company does not have significant influence or control over Yueteng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Yueteng at cost minus impairments and plus or minus observable changes in prices. The cost of equity interest acquired in exchange is initially measured at the fair value of the account receivables the Company surrendered to obtain them. In 2022, the Company determined that the investment was impaired and the impairment was other-than-temporary. Full impairment of $74,337 was provided for investment of Taizhoujia in the second half of the year 2022.

Investment in Funeng

In August 2019, the Company subscribed capital with cash consideration of RMB 570,000 and acquired 19% of shareholding interest of Funeng. The Company has paid RMB 270,000, , approximately $37,691, as of December 31, 2020. The Company does not have significant influence or control over Funeng, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Funeng at cost minus impairments and plus or minus observable changes in prices. In 2023, the Company noticed that Funeng had encountered a going-concern issue due to the fact that it did not have sufficient bank deposits and cash to support its operation. Therefore, the Company determined that the impairment on investment was other-than-temporary. Full impairment of $38,131 was provided for investment of Funeng in the second half of the year 2023.

Investment in Car Service

In November 2017, the Company acquired 1.5 % of shareholding interest of Car Service with cash consideration of RMB90,000. In May 2019, the shareholding interest the Company held was diluted to 0.98% after Car Service received capital from a new shareholder. The Company does not have significant influence or control over Car Service, and the equity investment does not have readily determinable market value, and therefore accounted for the investment of Car Service at cost minus impairments and plus or minus observable changes in prices. In 2021, the Company noticed that with the adverse impact of COVID-19, Car Service failed to publish the annual report of 2020 in accordance with the time limit to the Industry and Commerce Administration of Dongguan Nancheng Branch, which was factors that raise significant concerns about the investee’s ability to continue as a going concern. Full impairment of $27,900 was provided for investment of Car Service for the year ended December 31, 2021.

NOTE 12 – ASSET ACQUISITION

In July 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Sunrise Tech (formerly known as Anlong Hengrui Graphite Material Co., Ltd.) to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB 40,000,000, among of which RMB10,000,000 and RMB5,000,000 were paid in July 2022 and August 2023, respectively. For the year ended December 31, 2024, the Company and the original shareholder agreed that RMB 5,000,000 consideration due on August 20, 2024 would be offset by the unpaid RMB 8,960,000 land use right and property taxes and their associated fines and late payment fee prior to the asset acquisition. Any remaining unpaid land use right and property tax and their associated fine and late payment fee would deduct the consideration of the asset acquisition due on August 20, 2025.

The Company evaluated the acquisition of the purchased assets under ASC 805-Business Combination, and concluded that as substantially all of the fair value of the gross assets acquired is concentrated in an identifiable group of similar assets, the transaction did not meet the requirements to be accounted for as a business combination and therefore was accounted for as an asset acquisition.

The purchase prices of the assets as of the acquisition date are as follows:

Land use rights	$3,654,545
Plant, property and equipment – buildings	1,853,556
Total assets acquired	5,508,101
Deferred tax liabilities	(199,813)
Net assets acquired	$5,308,288

Sunrise Tech held three land use rights and two buildings. The Company recognized any excess consideration transferred over the fair value of the net assets acquired on a relative fair value basis to the identifiable net assets. The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant quoted market prices of comparable companies and relevant information.

For the six months ended June 30, 2025, the Company had paid nil to the original shareholders of Sunrise Tech. The unpaid consideration RMB16,040,000 (approximately $2,239,098) will be paid in installments from 2025 to 2026. These consideration payables were interest free, and the present value was discounted using the incremental borrowing rate. The current and non-current portion of the consideration payable was $840,970 and $1,388,878, respectively, as of June 30, 2025; the current and non-current portion of the consideration payable was $801,866 and $1,338,719, respectively, as of December 31, 2024. For the six months ended June 30, 2025 and 2024, the Company recorded interest expense of $48,115 and $59,274 relating to the amortization of the discount. The consideration payable is guaranteed by Mr. Haiping Hu, CEO and Chairman of the Board of Directors.

NOTE 13 – FINANCE LEASES

The Company’s leases are mainly related to graphite anode material manufacturing equipment leases from financial lease companies. Finance lease contracts offer the Company an option to purchase assets at a nominal amount by the end of the lease term and it is reasonably certain the Company will exercise that option. The Company amortizes the finance lease right-of-use asset to the end of the useful life of the underlying asset.

As of June 30, 2025, the Company’s finance leases had a weighted average remaining lease term of 0.87 years and a weighted average discount rate of 8.04%.

The components of lease expense for the six months ended June 30, 2025 and 2024 were as follows:

	Statement of Income	For the six months ended June 30,
	Location	2025	2024
Lease costs
Finance lease expense	Cost of goods sold	$308,661	$310,270

Maturity of lease liabilities under the finance leases as of June 30, 2024 were as follows:

Years ending December 31,
2025	$344,838
2026	656,527
Total lease payments	1,001,365
Less: interest	(45,662)
Present value of finance lease liabilities	$955,703
Finance lease liabilities, current	$955,703
Finance lease liabilities, non-current	$-

NOTE 14 – DEFERRED GOVERNMENT SUBSIDY

GMB BJ planned to relocate the Company address from Beijing to Zibo city, and it applied for subsidy of RMB 21,926,900 to compensate for the future incremental costs arising from the relocation, which was approved by the Finance Bureau of Zibo. The Company received government subsidy of RMB20,000,000, approximately $2,791,892, in January 2022. The Company relocated to Zibo in November 2023, however the expenditures related to relocation had not been audited and acknowledged by the government of Zibo as of June 30, 2025. Therefore, the cash received was recognized as a deferred government subsidy.

NOTE 15 – LONG-TERM PAYABLE

Long-term payable represented the financial liabilities due to financial lease companies maturing within one or over one year. The long-term payable consisted of the following:

	As of June 30, 2025	As of December 31, 2024

Long term payables:
China Power Investment Ronghe Financial Leasing Co., Ltd. (“Ronghe”)	$850,925	$1,658,984
Zhongguancun Science and Technology Leasing Co., Ltd. (“Zhongguancun”)	-	363,525
Xiamen Guomao Chuangcheng Financial Leasing Co., Ltd. (“Guomao”)	366,128	879,062
Risheng International Finance Leasing Co., Ltd. (“Risheng”)	575,048	733,281
Total	$1,792,101	$3,634,852
Current portion	$1,534,909	$3,231,126
Non-current portion	$257,192	$403,726

On November 4, 2022, Sunrise Guizhou entered into a sales and leaseback financing contract into a three-year financing with Ronghe to obtain an amount of RMB 40,000,000, approximately $5,583,785, for a term from November 10, 2022 to November 9, 2025. The sales and leaseback contract was a debt financing arrangement in essence, similar as the contract with Far East, with a variable yearly interest rate of one-year loan prime rate plus 1.55%. This long-term payable is guaranteed by Mr. Haiping Hu and Zhuhai Zibo. Sunrise Guizhou is required to make quarterly interest and principal payments. For the six months ended June 30, 2025 and 2024, Sunrise Guizhou repaid RMB6,441,949 and RMB6,800,211, approximately $888,226 and $942,510, respectively. As of June 30, 2025, Sunrise Guizhou had an outstanding balance of $850,925, of which $850,925 and nil were classified to a current portion and a non-current portion, respectively. As of December 31, 2024, Sunrise Guizhou had outstanding balance of $1,658,984, of which $1,658,984 and nil were classified to the current portion and the non-current portion, respectively. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB 47,917,699, approximately $6,689,053, as of June 30, 2025.

On February 7, 2023, Sunrise Guizhou entered into a sales and leaseback financing contract into a two-year financing with Zhongguancun to obtain an amount of RMB20,000,000, approximately $2,791,892, for a term from February 7, 2023 to February 6, 2025. The sales and leaseback contract were a debt financing arrangement in essence, similar as the contract with Far East, with a yearly interest rate of 9.61%. This long-term payable is guaranteed by Mr. Haiping Hu and Zhuhai Zibo. The Company is required to make quarterly interest and principal payments. For the six months ended June 30, 2025 and 2024, Sunrise Guizhou repaid RMB2,694,379 and RMB5,395,866, approximately $371,505 and $747,868, respectively. As of December 31, 2024, Sunrise Guizhou had an outstanding balance of $363,525, of which $363,525 and nil were classified to the current portion and the non-current portion, respectively. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB20,917,392, approximately $2,919,955. Other than the aforementioned plant and equipment as asset collateral, Sunrise Guizhou has pledged any existing and future account receivable from a sales contract with Liyang Zichen New Materials Technology Co., Ltd. (“Liyang Zichen”) for the amount up to RMB20,000,000.

On October 27, 2023, Sunrise Guizhou entered into a sales and leaseback financing contract for a two-year financing with Guomao for RMB15,000,000, approximately $2,093,919, for a term from October 27, 2023 to October 26, 2025. The sales and leaseback contract was a debt financing arrangement in essence, with a yearly implied interest rate of 9.13%. For the six months ended June 30, 2025 and 2024, Sunrise Guizhou repaid RMB4,006,314 and RMB4,006,314, approximately $552,397 and $555,276, respectively. As of June 30, 2025, Sunrise Guizhou had outstanding balance of $366,128, of which $366,128 and nil was classified to a current portion and a non-current portion, respectively. As of December 31, 2024, Sunrise Guizhou had outstanding balance of $879,062, of which $879,062 and nil were classified to the current portion and the non-current portion, respectively. This debt financing arrangement was guaranteed by Mr. Haiping Hu, Sunrise Tech and Zhuhai Zibo. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB15,000,000, approximately $2,093,919, as of June 30, 2025.

On October 14, 2024, Sunrise Guizhou entered into a sales and leaseback financing contract for a thirty two-month financing with Risheng for RMB6,000,000, approximately $837,568, for a term from October 14, 2024 to June 15, 2027. The sales and leaseback contract was a debt financing arrangement in essence, with a yearly implied interest rate of 12.15%. For the six months ended June 30, 2025, Sunrise Guizhou repaid RMB 1,512,000, approximately $208,477. As of June 30, 2025, Sunrise Guizhou had outstanding balance of $575,048, of which $317,856 and $257,192 were classified to the current portion and the non-current portion, respectively. As of December 31, 2024, Sunrise Guizhou had outstanding balance of $733,281, of which $329,555 and $403,726 were classified to the current portion and the non-current portion, respectively. This debt financing arrangement was guaranteed by Mr. Haiping Hu and Zhuhai Zibo. The total outstanding balance of this long-term facility was collateralized by certain plant and equipment at the original cost of RMB7,600,000, approximately $1,060,919, as of June 30, 2025.

NOTE 16 – LOANS

	As of June 30, 2025	As of December 31, 2024
Short-term loan:
Everbright Bank	$4,048,244	$-
Post Savings Bank of China	697,973	684,997
Industrial Bank	977,162	958,996
Total	5,723,379	1,643,993

Long-term loan:
China Construction Bank	$67,544,444	$26,809,352
WeBank Co., Ltd.	52,655	86,905
Current portion	$28,729,896	$485,556
Non-current portion	$38,867,203	$26,410,701

Short-term loan

Everbright Bank

On March 27, 2025, Sunrise Guizhou entered into a loan agreement for RMB29,000,000 (approximately $4,048,244) with an interest rate of 4% for a term from March 31, 2025 to March 30, 2026. This credit loan was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu, spouse of Mr. Haiping Hu. Sunrise Guizhou pledged RMB70,469,923 (approximately $9,837,222) account receivable from its customer for the short-term loan. Sunrise Tech also pledged its land use right for Sunrise Guizhou for the loan.

Post Bank

On June 19, 2024, Sunrise Guizhou entered into a line of credit facility agreement with Post Savings Bank of China (“Post Bank”) to obtain a revolving loan of up to RMB5,000,000, approximately $697,973, for a term from June 19, 2024 to June 18, 2028.

Industrial Bank

On June 19, 2024, GIOP BJ entered into a line of credit facility agreement with Industrial Bank to obtain a revolving loan of up to RMB7,000,000, approximately $977,162. On July 23, 2024, GIOP BJ obtained a loan for RMB7,000,000 with a variable interest rate of one-year loan prime rate plus 0.05%, for a term from August 29, 2024 to August 28, 2025. The loan was guaranteed by Mr. Haiping Hu, Ms. Fangfei Liu, SDH, and Zhuhai Zibo. SDH also pledged its buildings to Industrial Bank to secure the credit facility.

Although GIOP BJ has been timely making interest payments to Industrial Bank in accordance with the agreement, GIOP BJ didn’t comply with the financial covenants as required by the agreement as of June 30, 2025 and December 31, 2024. Specifically, the financial covenants of the agreement required GIOP BJ to maintain: (1) current assets of not less than RMB25,000,000, approximately $3,489,865; (2) net assets of not less than RMB8,000,000, approximately $1,116,757; (3) an asset liability ratio of not more than 80%; and (4) a current ratio of not less than 100%. As of June 30, 2025 and December 31, 2024, GIOP did not meet the above requirements; however, Industrial Bank had not declared the agreement in default as a result of such breach.

Long-term loan

China Construction Bank

On March 8, 2024, Sunrise Guizhou obtained a bank loan of RMB100,000,000, approximately $13,959,462, from CCB Qianxinan Branch with an interest rate of 9.504%, for a term from March 8, 2024 to March 8, 2026; On June 28, 2024, Sunrise Guizhou obtained a bank loan of RMB100,000,000, approximately $13,959,462, from CCB Qianxinan Branch for a term from June 28, 2024 to June 28, 2026. These loans were guaranteed by Mr. Haiping Hu and Zhuhai Zibo. Sunrise Guizhou also pledged its buildings and land use rights of manufacturing facilities to CCB.

On January 9, 2025, Sunrise Guizhou obtained a bank loan of RMB300,000,000, approximately $41,878,385, from CCB Qianxinan Branch with a variable interest rate of loan prime rate plus 0.7%, for a term from January 9, 2025 to January 9, 2039. The loan was for the construction of additional manufacturing facilities of Sunrise Guizhou. This loan was guaranteed by Mr. Haiping Hu, Zhuhai Zibo, and Zhuhai Investment.

Although Sunrise Guizhou has been timely repaying the CCB in accordance with the respective terms of the loan agreements, Sunrise Guizhou didn’t comply with the financial covenants under the loan agreements as of June 30, 2025 and December 31, 2024. Specifically, the financial covenants of the loan agreements required Sunrise Guizhou to maintain: (1) an asset liability ratio of not more than 70%; (2) a current ratio of not less than 100%; (3) contingent liabilities not exceeding the net assets; (4) profitability; (5) long-term investments not exceeding the net assets. For the six months ended June 30, 2025, the net loss of Sunrise Guizhou was $2,718,648. For the fiscal year ended December 31, 2024, the net loss of Sunrise Guizhou was $10,607,939. Therefore, Sunrise Guizhou did not meet the profitability requirement. In addition, Sunrise Guizhou did not meet the requirement of asset liability ratio, since the ratio was 83.99% and 78.22% as of June 30, 2025 and December 31, 2024, respectively. The Company obtained written consents for the waiver of the financial covenants on September 30, 2024 and December 8, 2025. CCB had not declared the agreement in default as a result of the breach of the financial covenants.

WeBank

On April 26, 2024, Sunrise Guizhou obtained a loan for RMB900,000 (approximately $125,635) from WeBank Co., Ltd. (“WeBank”) with an interest rate of 9.504% for a term from April 26, 2024 to April 26, 2026. This credit loan was guaranteed by Ms. Huiyu Du, the former legal representative of Sunrise Guizhou.

NOTE 17 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

		As of June 30, 2025	As of December 31, 2024

Payroll and social security payable		$1,628,438	$1,307,716
Other tax payable		925,500	1,565,140
Advanced capital contributions	(1)	6,979,731	-
Other payable		541,915	181,668
Staff payable		129,994	126,906
Others		103,220	209,727
Total		$10,308,798	$3,391,157

(1)	On December 31, 2024, the shareholders of Sunrise Guizhou entered into a capital increase agreement with Jieshou Xinyang Equity Investment Fund Partnership Enterprise (Limited Partnership) (“Xinyang Partnership”), pursuant to which, Xinyang Partnership agreed to subscribe for 10% of the shares of Sunrise Guizhou for a total consideration of RMB200,000,000. The payment is to be made in four installments, contingent upon the fulfillment of certain conditions precedent for the capital increase, as determined by Xinyang Partnership. On January 17, 2025, Sunrise Guizhou received the first installment of the subscription proceeds of RMB50,000,000, approximately $6,979,731. As of June 30, 2025, the conditions precedent had not been met and therefore the advanced capital contributions were classified as liabilities.

NOTE 18 – TAXES

a. VAT

The Company is subject to VAT and related surcharges in Mainland China for sales of graphite anode material and providing member services and other in-depth services. The applicable VAT rate is 13 and 6% for general taxpayers and 3% for small-scale taxpayer. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold and services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). VAT liability is recorded in the line item of accrued expenses and other current liabilities on the unaudited condensed consolidated balance sheets. Under the commercial practice of Mainland China, the Company pays VAT based on tax invoices issued.

All of the tax returns of the Company have been and remain subject to examination by the Mainland China tax authorities for five years from the date of filing.

b. Income tax

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2019/2020 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to $2,000,000 Hong Kong dollars, and 16.5% on any part of assessable profits over $2,000,000 Hong Kong dollars. However, the Company’s Hong Kong subsidiary did not generate any assessable profits arising in or derived from Hong Kong for the six months ended June 30, 2025 and 2024, and accordingly no provision for Hong Kong profits tax has been made in these periods.

Mainland China

The Company’s subsidiaries, the VIE, and the VIE’s subsidiaries are incorporated in the Mainland China, and are subject to the Mainland China Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25% with the following exceptions.

In accordance with the implementation rules of EIT Laws, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity may re-apply for the HNTE certificate when the prior certificate expires. Sunrise Guizhou is eligible to enjoy a preferential tax rate of 15% from 2024 to 2026 to the extent it has taxable income under the EIT Law.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3 million of the assessable profit before tax is subject to the tax rate of 20%. For the six months ended June 30, 2025 and 2024, some of the Company’s PRC subsidiaries or the VIE’s subsidiaries are qualified as small and low-profit enterprises as defined, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

The components of the income tax provision are as follows:

	For the six months ended June 30,
	2025	2024
Current
Mainland China	$360	$19,486

Deferred
Mainland China	(221)	(223)
Total	$139	$19,263

Loss before income taxes was attributable to the following geographic locations for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
	2025	2024

Mainland China	$(2,072,922)	$(4,840,111)
Others	(767,085)	(1,180,861)
Total	$(2,840,007)	$(6,020,972)

Reconciliation between the provision for income taxes computed by applying the Mainland China EIT rate of 25% to loss before income taxes and the actual provision of income taxes is as follows:

	For the six months ended June 30,
	2025	2024

Loss before income taxes	$(2,840,007)	$(6,020,972)
Mainland China EIT rate	25%	25%
Income taxes computed at statutory EIT rate	$(710,002)	$(1,505,243)
Reconciling items:
Effect of tax holiday and preferential tax rate	244,627	353,097
Effect of tax rates in foreign jurisdictions	130,477	143,280
Effect of changes in tax rate	79,036	2,117,881
Effect of true up on net operating loss in the tax returns	1,340,693	694,422
Effect of expiration on net operating loss	154,052	-
Change in valuation allowance	(1,214,129)	(1,810,084)
Effect of non-deductible expense	27,241	1,993
Effect of share-based compensation	61,294	151,936
Super deduction of qualified R&D expenditures	(113,150)	(128,019)
Income tax expense	$139	$19,263
Effective tax rate	(0.00)%	(0.32)%

Deferred tax assets and liabilities

According to PRC tax regulations, net operating losses can be carried forward to offset future operating income for five years. Significant components of deferred tax assets and liabilities were as follows:

	As of June 30, 2025	As of December 31, 2024
Deferred tax assets
Net operating loss carry forwards	$6,206,074	$6,893,492
Provision for doubtful debts	2,024,125	1,996,852
Finance lease liabilities	143,356	334,895
Impairment on inventory	630,994	1,204,730
Impairment of intangible assets	440,182	458,576
Impairment of long-term investment	594,593	583,539
Deferred tax assets, gross	$10,039,324	11,472,084
Less: valuation allowance	(9,722,654)	(10,693,306)
Total deferred tax assets, net	$316,670	$778,778
Deferred tax liabilities
Finance lease right-of-use assets	$316,670	$778,778
Assets acquired in the asset acquisition	192,918	189,551
Total deferred tax liabilities	$509,588	$968,329
Deferred tax assets, net	$-	$-
Deferred tax liabilities, net	$192,918	$189,551

For entities incorporated in Mainland China, net operating loss can be carried forward for five years, while the net operating loss of HNTEs can be carried forward for ten years. As of June 30, 2025, the Company had net operating loss carrying forwards of $32,570,221 from the Company’s PRC subsidiaries, which will expire by in calendar years 2025 through 2035, if not utilized. The graphite anode business was in a competitive environment for the six months ended June 30, 2025. Considering the factors in graphite anode business and peer-to-peer knowledge sharing and enterprise business, management believed that there was substantial doubt on realization of the benefits from these losses as they were not able to estimate if the business would start to make profits in the near future. In making as of such determination, the Company considered factors including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry forwards, and (iii) tax planning strategies. Therefore, the Company believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of June 30, 2025 and December 31, 2024. Accordingly, as of June 30, 2025 and December 31, 2024, $9,722,654 and $10,693,306 valuation allowance has been established respectively.

As of June 30, 2025, the Company had net operating loss carrying forwards of $444,865 from the Company’s Hong Kong subsidiaries, which will be carried forward indefinitely to offset future profits of the Company’s Hong Kong subsidiaries.

The following is a schedule of expiration of carry forward operating losses as of June 30, 2025:

For the years ending December 31,
2025	$304,779
2026	49,800
2027	1,184,689
2028	632,830
2029	2,863,893
2030	1,529,443
2031	-
2032	3,488,449
2033	8,645,606
2034	8,142,451
2035	5,728,281
Carried forward indefinitely	444,865
Total	$33,015,086

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of June 30, 2025 and December 31, 2024, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the six months ended June 30, 2025 and 2024, the Company did not incur any interest and penalties related to any potential underpaid income tax expenses.

For the Company’s operating subsidiaries, as of June 30, 2025, the tax years ended December 31, 2019, through December 31, 2024 remain open for statutory examination by Mainland China tax authorities.

NOTE 19 – RELATED PARTY BALANCE AND TRANSACTIONS

The following is a list of related parties which the Company has transactions with:

(a)	Ningbo Zhuhai Investment Co., Ltd. (“Zhuhai Investment”), a company controlled by Mr. Haiping Hu.
(b)	Bally Corp. (“Bally”), a company controlled by Mr. Haiping Hu.
(c)	Zhongna Times (Shenzhen) New Energy Technology Co., Ltd. (“Zhongna Times”), a company controlled by Mr. Haiping Hu.
(d)	Shanghai Huiyang Investment Co., 5.4012% shareholder of Sunrise Guizhou and controlled by immediate family members of Mr. Haiping Hu.
(e)	Shidong (Suzhou) Investment Co., Ltd., a company of which Mr. Haiping Hu is the CEO.
(f)	Mr. Shousheng Guo, Director, 3.00% shareholder of GMB (Beijing).
(g)	Mr. Wenwu Zhang, Director of Sunrise Guizhou.
(h)	Mr. Chenming Qi, General Manager, Director and 3.00% shareholder of GIOP BJ; Director of GMB (Hangzhou).
(i)	Ms. Jing Ji, CEO of and 46% shareholder of GMB Technology.
(j)	Haicheng Shenhe, 9.6451% shareholder of Sunrise Guizhou.
(k)	Ms. Chao Liu, Chief Financial Officer of the Company.
(l)	GMB Internet Technology Co., Ltd., one of the shareholders of the Company.
(m)	GMB Business Communication Co., Ltd. one of the shareholders of the Company.
(n)	GMB Enterprise Cooperation Development Co., Ltd., one of the shareholders of the Company.
(o)	GMB Information Technology Co., Ltd., one of the shareholders of the Company.
(p)	GMB Wisdom Sharing Platform Co., Ltd., one of the shareholders of the Company.
(q)	GMB Technology Co., Ltd., one of the shareholders of the Company.
(r)	GMB Project Incubation Services Co., Ltd., one of the shareholders of the Company.
(s)	Guizhou Yilong New Area Industrial Development and Investment Co., Ltd., 3.0864% shareholder of Sunrise Guizhou.
(t)	Ms. Fangfei Liu, spouse of Mr. Haiping Hu.
(u)	Mr. Huiyu Du, the former legal representative of Sunrise Guizhou.
(v)	Beijing Huatai Zhonghe Venture Capital Center (Limited Partnership) (“Huatai Zhonghe”), controlled by Mr. Shousheng Guo.
(w)	Ningbo Meishan Bonded Port Zone Zhihai Yuncheng Investment Management Partnership Enterprise (Limited Partnership) (“Zhihai Yuncheng”), a limited partnership controlled by Mr. Haiping Hu.
(x)	Shenzhen Zhuhai New Energy Co., Ltd. (“Shenzhen Zhuhai”), a company ultimately controlled by Mr. Haiping Hu.

a.	Due from related parties

As of June 30, 2025 and December 31, 2024, the balances of amounts due from related parties were as follows:

		As of June 30, 2025	As of December 31, 2024
Due from related parties
Bally		$5,172	$5,172
Zhongna Times	(1)	697,973	-
Mr. Wenwu Zhang	(2)	328,047	321,949
Shenzhen Zhuhai		-	150,699
Zhihai Yuncheng		-	63,588
Others		700	700
Total		$1,031,892	$542,108

(1)	The balance as of June 30, 2025 represented the advance payment on technological service fee on sodium-ion battery and silicon carbon battery.

(2)	The balance as of June 30, 2025 and December 31, 2024 represented the prepaid acquisition consideration to purchase Mr. Wenwu Zhang’s shares of Haicheng Shenhe.

b.	Due to related parties

As of June 30, 2025 and December 31, 2024, the balances of amounts due to related parties were as follows:

		As of June 30, 2025	As of December 31, 2024
Due to related parties
Ms. Jing Ji		$19,369	$19,009
Shanghai Huiyang	(1)	240,122	235,001
Haicheng Shenhe		2,383	1,029
Huatai Zhonghe			-
Zhuhai Investment	(2)	2,177,673	3,442,663
Zhongna Times		-	493,198
Others		5,908	5,905
Total		$2,445,455	$4,196,805

(1)	The balances as of June 30, 2025 and December 31, 2024 mainly represented the loans from Shanghai Huiyang Investment Co., with the annual interest rate of 4.35% and was initially due on August 13, 2023 and extended to December 31, 2025.

(2)	The balances as of June 30, 2025 and December 31, 2024 represented the loans from Zhuhai Investment, with the annual interest rate of 4% and is due on December 31, 2025.

d.	Related party transactions

Related party purchase

The Company purchased maintenance services for the Company’s APP on knowledge sharing and enterprise business from Zhihai Yuncheng. For the six months ended June 30, 2025 and 2024, maintenance fee to Zhihai Yuncheng were $58,535 and nil, respectively.

The Company purchased consulting services for peer-to-peer knowledge sharing and enterprise business from Zhuhai Investment. For the six months ended June 30, 2024, total purchase was $13,860.

e.	Related party guarantee

In July 2022, Sunrise Guizhou entered into purchase agreements with original shareholders of Sunrise Tech to acquire 100% of Sunrise Tech’s assets and equity ownership for a gross consideration of RMB40,000,000, among which RMB10,000,000 and RMB5,000,000 were paid in July 2022 and August 2023, respectively. For the fiscal year ended December 31, 2024, Sunrise Guizhou and the original shareholder agreed that RMB5,000,000 (approximately $697,973) due on August 20, 2024 would be offset by the unpaid RMB8,960,000 (approximately $1,250,768) land use right and property taxes and their associated fines and late payment fee prior to the asset acquisition. The unpaid consideration of RMB16,040,000 (approximately $2,239,098) will be paid in installments from 2025 to 2026. The consideration payable is guaranteed by Mr. Haiping Hu. See Note 12.

On September 22, 2022, Sunrise Guizhou entered into a financing contract into an eighteen-month loan with Far East to obtain a loan of RMB 20,000,000, approximately $2,791,892, for a term from September 22, 2022 to March 21, 2024; On November 4, 2022, Sunrise Guizhou entered a sales and leaseback financing contract into a three-year financing with Ronghe to obtain an amount of RMB 40,000,000, approximately $5,583,785, for a term from November 10, 2022 to November 9, 2025; On February 7, 2023, Sunrise Guizhou entered a sales and leaseback financing contract into a two-year financing with Zhongguancun to obtain an amount of RMB 20,000,000, approximately $2,791,892, for a term from February 7, 2023 to February 6, 2025; and On October 27, 2023, Sunrise Guizhou entered into a sales and leaseback financing contract for a two-year financing with Guomao for RMB 15,000,000, approximately $2,093,919, for a term from October 27, 2023 to October 26, 2025. Pursuant to these financing contracts, Mr. Haiping Hu was the guarantor for the debts. See Note 16.

On May 16, 2023, Sunrise Guizhou entered into a credit facility agreement with Everbright Bank to obtain a revolving loan of up to RMB100,000,000, approximately $13,959,462, for a term from June 1, 2023 to May 31, 2024. For the six months ended June 30, 2024, Sunrise Guizhou had been able to utilize the line of credit with interest rates from 2% to 4.5% which matured from June 4, 2024 to September 25, 2024, collateralized by the pledge of land use right of Sunrise Tech for RMB50,000,000. This credit loan was guaranteed by Mr. Haiping Hu, Ms. Fangfei Liu, and Ms. Huiyu Du.

On January 18, 2023, Sunrise Guizhou entered into a credit facility agreement with Post Bank to obtain a revolving loan of up to RMB30,000,000, approximately $4,187,839, for a term from January 19, 2023 to January 18, 2031. For six months ended June 30, 2024, Sunrise Guizhou had utilized the line of credit with Post Bank for RMB28,300,000, approximately $3,950,528, which matured from July 2023 to April 2024. In March 2024, the Company repaid the long-term loan. This credit loan was guaranteed by Mr. Haiping Hu.

On June 13, 2023, Sunrise Guizhou entered into a finance lease agreement with Chongqing Xingyu Finance Lease Co., Ltd. to lease graphite anode materials production facilities. The principal of the contract was RMB29,257,844, approximately $4,084,238, with a nominal interest rate of 5.8%. This finance lease payment was guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu. As of June 30, 2025, Sunrise Guizhou had fully repaid the lease liabilities.

On October 26, 2023, Sunrise Guizhou entered into a three-year debt arrangement with SPD Bank to obtain a line of credit of up to RMB50,000,000, approximately $6,979,731, for a term from November 17, 2023 to November 17, 2026. Sunrise Guizhou pledged its intellectual property for the line of credit. Sunrise Guizhou utilized the line of credit by issuing banker’s acceptance note of up to RMB20,000,000, approximately $2,791,892 from SPD Bank. Pursuant to the banker’s acceptance note contract, Sunrise Guizhou was obliged to deposit 50% of the note payable amount issued as restricted cash in the designated bank account in SPD Bank. As of June 30, 2025, the banker’s acceptance note was RMB13,299,305, approximately $1,856,511 and the deposit for commercial note issuance was RMB10,100,000, approximately $1,409,906. Other than the pledge of intellectual property, the unsecured amount of banker’s acceptance note, which was RMB3,199,305 (approximately $446,606) was guaranteed by Mr. Haiping Hu.

On March 8, 2024, Sunrise Guizhou obtained a bank loan of RMB100,000,000, approximately $13,959,462, from CCB Qianxinan Branch with an interest rate of 9.504%, for a term from March 8, 2024 to March 8, 2026. On June 28, 2024, Sunrise Guizhou obtained a bank loan of RMB100,000,000, approximately $13,959,462, from CCB Qianxinan Branch for a term from June 28, 2024 to June 28, 2026. Both loans were guaranteed by Mr. Haiping Hu. See Note 16.

On April 26, 2024, Sunrise Guizhou obtained a loan of RMB900,000 (approximately $125,635) from WeBank with an interest rate of 9.504% for a term from April 26, 2024 to April 26, 2026. This credit loan was guaranteed by Ms. Huiyu Du, the former legal representative of Sunrise Guizhou. See Note 16.

On June 19, 2024, GIOP BJ entered into a line of credit facility agreement with Industrial Bank to obtain a revolving loan of up to RMB7,000,000, approximately $977,162. On July 23, 2024, GIOP BJ obtained a loan of RMB7,000,000 with a variable interest rate of one-year loan prime rate plus 0.05%, for a term from August 29, 2024 to August 28, 2025. Both the credit facility and the loan were guaranteed by Mr. Haiping Hu and Ms. Fangfei Liu. See Note 16.

On July 31, 2024, Sunrise Guizhou entered into a banker’s acceptance note contract with Everbright Bank for issuing banker’s acceptance notes to the suppliers of Sunrise Guizhou. Pursuant to the contract, Sunrise Guizhou was obliged to deposit 50% of the note payable amounts issued as restricted cash in the designated bank account in Everbright Bank. As of June 30, 2025 and December 31, 2024, the deposit for note issuances was $5,477,176 and $6,853,541, respectively. Pursuant to the contract, Mr. Haiping Hu and Ms. Fangfei Liu were the guarantors of the unsecured commercial notes for $6,296,232 and $6,853,541 as of June 30, 2025 and December 31, 2024, respectively.

On January 9, 2025, Sunrise Guizhou obtained a bank loan of RMB300,000,000, approximately $41,878,385, from CCB Qianxinan Branch with a variable interest rate of loan prime rate plus 0.7%, for a term from January 9, 2025 to January 9, 2039. The loan was guaranteed by Mr. Haiping Hu, Zhuhai Zibo, and Zhuhai Investment. See Note 16.

NOTE 20 – REDEEMABLE NON-CONTROLLING INTERESTS

On June 13, 2022, Guizhou Province New Kinetic Industry Development Fund Partnership (“New Kinetic Partnership”) subscribed 22.8395% of the preferred shares of Sunrise Guizhou, at a total cash consideration of RMB200,000,000.

In addition to the preferential rights in dividend and liquidation, the New Kinetic Partnership has a right to require Sunrise Guizhou and its shareholders to redeem New Kinetic Partnership’s shares, at any time and from time to time on or after the date of the earliest to occurrence of certain events, including but not limited to: (i) Sunrise Guizhou fails to complete a qualified initial public offering (“IPO”) thirty-six months post-closing; (ii) Sunrise Guizhou fails to complete the profit commitment for consecutive two years; (iii) Sunrise Guizhou’s conviction of breaches or violation of criminal laws and/or applicable regulations which may have a material adverse effect on the Company’s business; (iv) the occurrence of the change of business of Sunrise Guizhou; (v) the net assets of Sunrise Guizhou is less than the net assets as of the date of the investment; (vi) the account receivable of Sunrise Guizhou exceeds RMB 200,000,000 and the aging of the account receivable is over five months; and (vii) Sunrise Guizhou fails to complete manufacturing infrastructure construction by December 31, 2023.

The redemption value on the investment by the New Kinetic Partnership is 100% of the investment amount plus the aggregated amount of 65% of the profit commitment attributable to New Kinetic Partnership for the following six years post-closing multiplied by the days elapsed divided by (6*365).

On June 18, 2024, the New Kinetic Partnership amended the terms of the investment agreement to waive their preferential rights in dividend and liquidation, and remove the redemption events related to completion of an IPO and meeting performance commitment. In addition, the Group, including Zhuhai Zibo, the controlling shareholder of Sunrise Guizhou, is excluded from the redemption obligor and certain shareholders of Sunrise Guizhou become the sole obligor of the redemption. As a result of the amendments, the Group reclassified the equity interest held by New Kinect Partnership from mezzanine equity to permanent equity.

The movement of redeemable non-controlling interests is as follows:

	For the six months ended June 30,
	2025	2024

Balance at beginning of the period	$-	$34,543,186
Accretion to redemption value of redeemable non-controlling interests prior to amendment	-	1,792,027
Reclassification of the redeemable non-controlling interests to permanent equity	-	(35,527,114)
Foreign exchange effect	-	(808,099)
Balance at end of the period	$-	$-

NOTE 21 – SHAREHOLDERS’ EQUITY

Ordinary shares

EPOW was established under the laws of the Cayman Islands on February 22, 2019. The authorized number of ordinary shares was 500,000,000 with par value of $0.0001 per share. On February 22, 2019, EPOW issued 999,999 new shares to the controlling shareholders and one share to Osiris International Cayman Limited at par $0.0001 per share. On August 8, 2019, EPOW issued an aggregate of 27,000,000 ordinary shares at a price of US$0.0001 per share with total consideration of US$2,800, pro-rata to the shareholders of EPOW as of such date.

On April 2, 2020, the shareholders of the Company unanimously authorize a one-for-0.88 reverse stock split of the Company’s outstanding and issued ordinary shares (the “First Reverse Stock Split”), which became effective on April 3, 2020. Any fractional ordinary share that would have otherwise resulted from the First Reverse Stock Split were rounded up to the nearest full share. The First Reverse Stock Split did not change the par value of the ordinary shares and had no effect on the number of authorized ordinary shares of the Company. As a result of the First Reverse Stock Split, 28,000,000 ordinary shares that were issued and outstanding at April 3, 2020 were reduced to 24,640,000 ordinary shares (taking into account the rounding of fractional shares).

On April 24, 2020, the shareholders of the Company unanimously authorize another one-for-0.68 reverse stock split of the Company’s issued and outstanding ordinary shares (the “Second Reverse Stock Split”), which became effective on April 24, 2020. Any fractional ordinary share that would have otherwise resulted from the Second Reverse Stock Split were rounded up to the nearest full share. The Second Reverse Stock Split did not change the par value of the ordinary shares and had no effect on the number of authorized ordinary shares of the Company. As a result of the Second Reverse Stock Split, 24,640,000 ordinary shares that were issued and outstanding at April 24, 2020 was reduced to 16,800,000 ordinary shares (taking into account the rounding of fractional shares).

On February 11, 2021, the Company closed its IPO. The Company offered 6,720,000 ordinary shares, par value $0.0001 per share, at a price of $4.00 per share and received total gross proceed of $26,880,000. In addition, the Company offered 1,008,000 ordinary shares, par value $0.0001 per share, as part of the representative of the underwriters’ over-allotment option, at a price of $4.00 per share and received total gross proceed of $4,032,000. Total net proceeding amounted to $27,504,639, after deducting underwriting discounts and other related expenses.

Share capital increase and re-designation

On February 8, 2024, the 2023 annual general meeting of shareholders (the “Meeting”) of the Company was held. At the Meeting, the shareholders of the Company approved the increase and re-designation of the Company share capital.

The Company increased its authorized share capital from US$50,000 consisting of 500,000,000 ordinary shares of par value $0.0001 each to $500,000 consisting of 5,000,000,000 ordinary shares of par value US$0.0001 each (the “Share Capital Increase”).

Immediately following the Share Capital Increase, the Company re-designated and re-classified its authorized share capital so that the afore-mentioned authorized share capital of $500,000 comprise 3,500,000,000 Class A ordinary shares of par value US$0.0001 each and 1,500,000,000 Class B ordinary shares of par value US$0.0001 each. Pursuant to the Second Amended and Restated Memorandum and Articles of Association of the Company, on a poll at any general meeting every shareholder shall have one (1) vote for every Class A ordinary share and twenty (20) votes for every Class B ordinary share held.

The Company believes that the re-designation should be accounted for on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares data for all periods presented. As a result, there were 19,574,078 Class A ordinary shares and 6,567,272 Class B ordinary shares issued and outstanding as of December 31, 2023, respectively.

Share consolidation

On September 16, 2024, the extraordinary general meeting of shareholders of the Company was held. At the extraordinary general meeting, the shareholders adopted an ordinary resolution on consolidation of every ten (10) Class A ordinary shares and Class B ordinary shares with a par value of US$0.0001 each into one (1) Class A ordinary share and Class B ordinary share with a par value of US$0.001 each. The share consolidation is conditional upon the approval of the Board of Directors of the Company in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”). The Effective Date must be a date within twelve months following the date of this ordinary resolution. The share consolidation is not yet effective as of the date of this report.

2024 subscription agreement

On October 18, 2024, the Company entered into a subscription agreement with Chong Ee Chang, a Malaysian citizen. Pursuant to the subscription agreement, Chong Ee Chang agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Chong Ee Chang an aggregate of 103,300 Class A ordinary shares of the Company, par value US$0.0001 per share, for an aggregate purchase price of $100,000.

Share-based compensation

The Company adopted the 2022 Stock Incentive Plan for the grant of restricted share units to employees, directors and non-employees to provide incentive for their services. The maximum number of ordinary shares that may be delivered pursuant to compensatory awards granted to the employees, directors and non-employees under the 2022 Stock Incentive Plan should not exceed 3,679,200 ordinary shares of par value $0.0001 per share.

On February 8, 2024, the 2023 annual general meeting of shareholders of the Company was held. At the Meeting, the shareholders of the Company approved the 2024 Employee Share Incentive Plan. The Company adopted the 2024 Employee Share Incentive Plan for the grant of restricted share units to employees, directors and non-employees to provide incentive for their services. The maximum number of ordinary shares that may be delivered pursuant to compensatory awards granted to the eligible persons under the 2024 Stock Incentive Plan may not exceed 2,613,000 ordinary shares of par value $0.0001 per share. The Company had not granted any compensatory awards under the 2024 Employee Share Incentive Plan to its employees, directors and non-employees as of the date of this report.

The Company recorded share-based compensation expenses of $245,176 and $607,742 for the six months ended June 30, 2025 and 2024, respectively. The following table sets forth the allocation of share-based compensation expenses:

	For the six months ended June 30,
	2025	2024

Cost of revenues	$413	$1,038
Selling expenses	2,147	5,395
General and administrative expenses	242,616	606,919
Research and development expenses	-	(5,610)
Total	$245,176	$607,742

Restricted share units

On August 26, 2022, the Company granted 3,334,200 restricted share units to its directors and employees under 2022 Stock Incentive Plan. 25% of the restricted share units was immediately vested on August 26, 2022. 75% of the restricted share units will be vested in three years with equal yearly installments after August 26, 2022. The grant date fair value of the restricted share units was $2.00 per share, which was the closing price of the Company’s ordinary share on NASDAQ on August 26, 2022. This grant resulted in a total share-based compensation of $6,668,400 to be recognized ratably over the requisite service period of three years.

A summary of the restricted shares units activities is as follows:

	Number of restricted share units outstanding	Weighted average grant date fair value	Aggregate intrinsic value

Restricted share units outstanding at January 1, 2024	1,492,100	2.00	1,611,468

Forfeited	(7,500)	2.00

Restricted share units outstanding at June 30, 2024	1,484,600	2.00	1,187,680

Restricted share units outstanding at January 1, 2025	742,300	2.00	640,976

Forfeited	-	2.00

Restricted share units outstanding at June 30, 2025	742,300	2.00	653,224

The Company recognized compensation expense over the requisite service period for each separately vesting portion of the award as if the award is in substance, multiple awards. The Company recorded share-based compensation expenses relating to restricted share units of $245,176 and $607,742 for the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025, total unrecognized compensation expenses relating to nonvested shares was $77,210, which is expected to be recognized over a weighted average period of 0.16 year.

Non-controlling interest

Non-controlling interest consists of the following:

	As of June 30, 2025	As of December 31, 2024

GMB (Beijing)	$2,740	$2,598
GMB Culture	(1,188)	(418)
Sunrise Tech	(140,749)	(216,195)
GMB Consulting	12,935	12,695
Shidong Cloud	36,334	37,952
Sunrise Guxian	(263,620)	(178,849)
Sunrise Chenhui	(104,256)	(74,081)
GMB Technology	(193,967)	(192,638)
Sunrise Guizhou	36,884,393	38,167,880
Total	$36,232,622	$37,558,944

Sunrise Guizhou was established by Zhuhai (Zibo) Investment and five other companies in November, 2021. Shidong Cloud was established by GIOP BJ and Beijing Yunqianyi Information Technology Co., Ltd. (“Yunqianyi”) in December 2022. 75% shares of Shidong Cloud were held by GIOP BJ and 25% of shares was held by Yunqianyi.

Sunrise Guxian was established by Guizhou New Energy and seven other companies in April, 2022. Sunrise Chenhui was established by Sunrise Tech on March 25, 2024.

On June 18, 2024, the Company reclassified the redeemable non-controlling interest of $35,527,113 held by New Kinect Partnership from mezzanine equity to non-controlling interests due to the extinguishment of the preferred shares. See Note 20.

On September 25, 2024, GMB (Hangzhou) acquired 1.45% non-controlling interests in Sunrise Guizhou from Sunrise Guizhou’s non-controlling shareholders for a consideration of $65,751.

The actual capital contributions made by the Company and the non-controlling shareholders for the six months ended June 30, 2025 and 2024 had no effect on the Company’s equity percentage in its subsidiaries.

Statutory reserves

In accordance with the Regulations on Enterprises of PRC, the Company’s subsidiaries, GIOP BJ, the VIE and the VIE’s subsidiaries in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves have reached 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends.

As of June 30, 2025 and December 31, 2024, the statutory reserves of the Company’s subsidiaries, GIOP BJ, the VIE and the VIE’s subsidiaries in the PRC have not reached 50% of their respective registered capital. As of June 30, 2025 and December 31, 2024, the balances of the statutory reserves were $2,481,927 and $2,477,940, respectively.

NOTE 22 – LOSS PER SHARE

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. The Company has determined that the redeemable non-controlling interests are participating securities as the preferred shares participate in retained earnings of Sunrise Guizhou. The Company treats the entire measurement adjustment to redemption value of the redeemable non-controlling interest under ASC 480-10-S99-3A as being akin to a dividend, which affected in the calculation of loss available to ordinary shareholders of the Company used in the EPS calculation.

	For the six months ended June 30,
	2025	2024
Numerator:
Net loss	$(2,840,146)	$(6,040,235)
Less: accretion to redemption value of redeemable non-controlling interests	-	1,792,027
foreign currency effect on redemption value of redeemable non-controlling interests	-	(808,100)
net loss attributable to non-controlling interests	(1,583,086)	(1,588,773)
Net loss attributable to ordinary shareholders	$(1,257,060)	$(5,435,389)

Denominator:
Weighted average number of shares outstanding – basic and diluted	26,986,950	26,141,350

Loss per share – basic and diluted	$(0.05)	$(0.21)

NOTE 23 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated.

On March 17, 2025, Beijing Xindaxing Technology Co., Ltd. brought a claim against Sunrise Guizhou in the Daxing’s People’s Court of Beijing City, alleging breach of contract arising from Sunrise Guizhou’s alleged failure to pay financial advisory service fees of RMB2,145,000, approximately $299,430. This case is currently pending. The Company cannot predict the outcome of this legal proceeding.

Other than the aforementioned lawsuit, the Company is also a party to several legal proceedings or claims that the Company believes are immaterial. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

NOTE 24 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280), which updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. It also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Company adopted this standard on December 31, 2024  and the adoption does not have a material effect on its unaudited condensed consolidated financial statements.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined that it has two operating segments, which are its graphite anode business and peer-to-peer knowledge sharing and enterprise business, and therefore two reportable segments as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenue and expenses are derived in the PRC. Therefore, no geographical segments are presented.

The Company’s CODM evaluates performance based on each reporting segment’s revenue and costs of revenues. Revenues, cost of revenues and gross (loss) profits by segment are presented below.

	For the six months ended June 30,
	2025	2024
REVENUES, NET
Graphite anode business	$27,907,475	$21,561,285
Knowledge sharing and enterprise business	59,606	721,886
Total revenues	27,967,081	22,283,171

COSTS OF REVENUES
Graphite anode business	24,262,266	21,984,752
Knowledge sharing and enterprise business	6,078	281,030
Total cost of revenues	24,268,344	22,265,782

GROSS PROFIT (LOSS)
Graphite anode business	3,645,209	(423,467)
Knowledge sharing and enterprise business	53,528	440,856
Total gross loss	3,698,737	17,389

RECONCILIATION OF LOSS (SEGMENT OF GROSS LOSS)
UNALLOCATED AMOUNTS
OPERATING EXPENSES
Selling expenses	495,385	361,679
General and administrative expenses	3,116,148	4,212,561
Research and development expenses	754,331	847,852
Total operating expenses	4,365,864	5,422,092

LOSS FROM OPERATIONS	(667,127)	(5,404,703)

OTHER (EXPENSES) INCOME
Investment income	47,467	84,295
Interest expense, net	(2,217,089)	(918,199)
Other (expense) income, net	(3,258)	217,635
Total other expenses, net	(2,172,880)	(616,269)

LOSS BEFORE INCOME TAXES	$(2,840,007)	$(6,020,972)

NOTE 25 – SUBSEQUENT EVENTS

On July 31, 2025, the Company entered into a securities purchase agreement with an investor, pursuant to which the Company agreed to issue and sell 1,000,000 Class A ordinary shares of the Company, par value $0.0001 per share. The purchase price was $0.55 per share. The offering closed on September 23, 2025.

On August 8, 2025, the Company entered into a securities purchase agreement with an investor, pursuant to which the Company agreed to issue and sell 3,000,000 Class A ordinary shares of the Company, par value $0.0001 per share. The purchase price was $0.55 per share. The offering closed on October 3, 2025.

On August 22, 2025, the supplier of Sunrise Guizhou, Hubei Jinhua New Material Technology Co., Ltd. (“Hubei Jinhua”) brought a claim for a violation of contract against Sunrise Guizhou in the Xianfeng’s People’s Court of Hubei Province (the “Court”), alleging that Sunrise Guizhou failed to pay the goods purchased with an aggregated price of RMB20,541,007, approximately $2,867,414. RMB20,978,100, approximately $2,928,430 in a bank account of Sunrise Guizhou was frozen by Hubei Jinhua for the unpaid purchase price, its interests, lawyer fees, and litigation charges. On November 27, 2025, a judgement was made by the Court, which ruled in Hubei Jinhua’s favor. Sunrise Guizhou has not paid Hubei Jinhua as the date of this unaudited condensed consolidated financial statement.

On September 29, 2025, Sunrise Guizhou brought a claim against Ms. Huiyu Du, the former legal representative of Sunrise Guizhou, for a loss of RMB43,930,640 (approximately $6,132,481) that resulted from her misconduct and decision-making mistakes during her employment. This case is currently pending.

On November 3, 2025, the Company entered into subscription agreements with three purchasers. Pursuant to the subscription agreements, the Company agreed to issue and sell an aggregate of 7,000,000 Class A ordinary shares, par value US$0.0001 per share, together with warrants to purchase up to 3,500,000 Class A ordinary shares at a combined purchase price of $0.80 per share and one-half of one warrant, for an aggregate purchase price of $5,600,000. The warrants have an exercise price of $0.80 per share, are exercisable immediately upon issuance, and will expire one year from the date of issuance. On November 19, 2025, the Company closed the transaction and issued the warrants.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the unaudited condensed consolidated financial statements were available to be issued and determined that no other subsequent events have occurred that would require recognition or disclosure, except elsewhere in the notes to the unaudited condensed consolidated financial statements.